Olympus Pacific Minerals Inc.
Annual Information Form
For the year ended December 31, 2009

Suite 500 – 10 King Street East Toronto, Ontario Canada, M5C 1C3
Dated March 31, 2010

Olympus Pacific Minerals Inc.

Contents
ITEM 1:	GLOSSARY	4

ITEM 2:	Corporate Structure	7

ITEM 3:	Information on the Company	8

3A.	History and Development of the Company	8

3A.1.	General	11

3A.2.	Description of Mining Industry	11

3A.3.	Risk Factors	13

3B.	Property, Plant and Equipment	19

3C.	Schedule of Investment Licenses	19

3D.	Schedule of Exploration Tenements (Applications)	20

ITEM 4:	Global Reserves and Resources	21

4A.	Phuoc Son Gold Property	23

4B.	Bong Mieu Gold Property	31

4C.	Capcapo Property, The Philippines	38

ITEM 5:	Operating and Financial Review and Prospects	39

5A.	Operating Results	39

5B.	Liquidity and Capital Resources	46

5C.	Research and development, patents and licenses, etc	46

5D.	Off-Balance Sheet Arrangements	47

5E.	Tabular Disclosure of Contractual Obligations	47

ITEM 6:	Dividend	47

ITEM 7:	Description of Capital Structure	47

7A.	Common Shares	47

7B.	Common Share Trading Information	48

7C.	Memorandum and Articles of Association	50

ITEM 8:	Directors and officers	51

8A.	Name, Occupation and Security Holding	51

8B.	Cease Trade Orders, Bankruptcies, Penalties or Sanctions	56

8C.	Conflicts of Interest	56

ITEM 9:	Board practices	57

ITEM 10:	Audit Committee	57

Olympus Pacific Minerals Inc.

10A.	Audit Committee Financial Expert	57

10B.	Code of Ethics	57

10C.	Principal Accountant Fees and Services	57

ITEM 11:	Major Shareholders and Related Party Transactions	58

11A.	Major Shareholders	58

11B.	Related Party Transactions	58

ITEM 12:	Legal Proceedings and Regulatory Actions	59

ITEM 13:	Interest of Management and Others in Material Transactions	59

ITEM 14:	Transfer Agent and Registrar	59

ITEM 15:	Material Contracts	59

ITEM 16:	Interests of Experts	60

ITEM 17:	Additional Information	60

Olympus Pacific Minerals Inc.

ITEM 1:	GLOSSARY

Following is a glossary of terms used throughout this Annual Report.

artisanal mining
mining at small-scale mines (and to a lesser extent quarries) that are labor intensive, with mechanization being at a low level and basic.  Artisanal mining can encompass all small, medium, large, informal, legal and illegal miners who use rudimentary processes to extract valuable rocks and minerals from ore bodies.

bitumen	known as asphalt or tar, bitumen is the brown or black viscous residue from the vacuum distillation of crude petroleum.

breccia	a rock in which angular fragments are surrounded by a mass of finer-grained material.

C-horizon soil	the soil parent material, either created in situ or transported into its present location. Beneath the C horizon lies bedrock.

concentrate	a concentrate of minerals produced by crushing, grinding and processing methods such as gravity, flotation or leaching.

exploration stage	the search for mineral deposits which are not in either the development or production stage.

Form 43-101
technical report issued pursuant to Canadian securities rules, the objective of which is to provide a summary of scientific and technical information concerning mineral exploration, development and production activities on a mineral property that is material to an issuer. The NI 43-101 Report is prepared in accordance with the National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).  The 43-101 Form sets out specific requirements for the preparation and contents of a technical report.

feasibility study
a comprehensive study of a mineral deposit in which all geological, engineering, legal, operating, economic, social, environmental and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

gneiss	a coarse-grained, foliated rock produced by regional metamorphism. The mineral grains within gneiss are elongated due to pressure and the rock has a compositional banding due to chemical activity.

grade	the metal content of rock with precious metals. Grade can be expressed as troy ounces or grams per tonne of rock.

granodiorite	a medium to coarse-grained intrusive igneous rock, intermediate in composition between quartz diorite and quartz monzonite.

gold deposit	a mineral deposit mineralized with gold.

hydrothermal	the products or the actions of heated waters in a rock mass such as a mineral deposit precipitating from a hot solution

Olympus Pacific Minerals Inc.

igneous	a primary type of rock formed by the cooling of molten material.

Inferred mineral resource
that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and reasonable assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes.

intrusion	intrusive-molten rock which is intruded (injected) into spaces that are created by a combination of melting and displacement.

mafic	igneous rocks composed mostly of dark, iron- and magnesium-rich minerals.

metallurgical tests
scientific examinations of rock/material to determine the optimum extraction of metal contained. Core samples from diamond drill holes are used as representative samples of the mineralization for this test work.

mineral resource
a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.  Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

ore	a naturally occurring rock or material from which minerals, such as gold, can be extracted at a profit; a determination of whether a mineral deposit contains ore is often made by a feasibility study.

open pit	a mining method whereby the mineral reserves are accessed from surface by the successive removal of layers of material usually creating a large pit at the surface of the earth.

ounce or oz.	a troy ounce or 20 pennyweights or 480 grains or 31.103 grams.

petrology
a field of geology which focuses on the study of rocks and the conditions by which they form. There are three branches of petrology, corresponding to the three types of rocks: igneous, metamorphic, and sedimentary.

pre-feasibility study
a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining methods, in the case of underground mining, or the pit configurations, in the case of an open pit, has been established, where  effective methods of mineral processing has been determined, and includes a financial analysis based on reasonable assumptions of technical, engineering, legal, operating, and economic factors and evaluation of other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

probable reserve
the economically mineable part of an indicated and, in some circumstances, a measured mineral resource demonstrated by a least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Olympus Pacific Minerals Inc.

prospect	an area prospective for economic minerals based on geological, geophysical, geochemical and other criteria.

production stage	all companies engaged in the exploitation of a mineral deposit (reserve).

proven reserve
the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

qualified person
an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; has experience relevant to the subject matter of the mineral project and any technical reports; and is a member or licensee in good standing of a professional association.

reserve
that part of a mineral deposit, which could be economically and legally extracted or produced at the time of the reserve determination. Reserves are customarily stated in terms of “ore” when dealing with metalliferous minerals such as gold or silver.

schists	a metamorphic rock containing abundant particles of mica, characterized by strong foliation, and originating from a metamorphism in which directed pressure plays a significant role.

shaft	a vertical or inclined tunnel in an underground mine driven downward from surface.

shear	a tabular zone of faulting within which the rocks are crushed and flattened.

skarn	a lime-bearing silicate derived from nearly pure limestone and dolomite with the introduction of large amounts of silicon, aluminum, iron, and magnesium.

stoping	the act of mining in a confined space.

stratigraphic units	sequences of bedded rocks in specific areas.

strike	the direction of line formed by intersection of a rock surface with a horizontal plane. Strike is always perpendicular to direction of dip.

thrust fault
a particular type of fault, or break in the fabric of the Earth's crust with resulting movement of each side against the other, in which a lower stratigraphic position is pushed up and over another. This is the result of compressional forces.

trenching	the surface excavation of a linear trench to expose mineralization for sampling.

vein	a tabular body of rock typically of narrow thickness and mineralized occupying a fault, shear, fissure or fracture crosscutting another pre-existing rock.

Olympus Pacific Minerals Inc.

For ease of reference, the following conversion factors are provided:

1 mile (mi)	= 1.609 kilometres (km)	2,204 pounds (lbs)	= 1 tonne
1 yard (yd)	= 0.9144 meter (m)	2,000 pounds/1 short ton	= 0.907 tonne
1 acre	= 0.405 hectare (ha)	1 troy ounce	= 31.103 grams
1 kilometre (km)	= 1,000 meters

In this Annual Information Form, unless otherwise specified, all dollar amounts are expressed in United States dollars.

ITEM 2:	CORPORATE STRUCTURE

The name of the Company is “Olympus Pacific Minerals Inc.”.

The Company’s executive office is located at:

Suite 500 – 10 King Street East
Toronto, Ontario, M5C 1C3
Canada

The Company’s registered and records office is located at Suite 500, 10 King Street East, Toronto, Ontario, M5C 1C3, Canada.  Its telephone number is (416) 572- 2525.

The material business operations of the Company are presently carried out in large part through wholly or jointly owned private subsidiary companies as set out in the chart below:

Olympus Pacific Minerals Inc.

The Company has the following subsidiaries:

a.	Formwell Holdings Ltd. – incorporated in British Virgin Islands;

b.	Bong Mieu Holdings Ltd. – incorporated in Thailand;

c.	Bong Mieu Gold Mining Company Limited – incorporated in Vietnam (80% owned by Bong Mieu Holdings Ltd.;

d.	Olympus Pacific Vietnam Ltd. – incorporated in British Virgin Islands;

e.	New Vietnam Mining Corporation (NVMC) – incorporated in British Virgin Islands;

f.	Phuoc Sun Gold Company Limited – incorporated in Vietnam (85% owned by New Vietnam Mining Corporation (NVMC);

g.	Olympus Pacific Thailand Ltd. – incorporated in British Virgin Islands;

h.	Kadabra Mining Corp. – incorporated in Philippines;

i.	Olympus Pacific Minerals Inc Vietnam Ltd. – incorporated in Vietnam

j.	Olympus Pacific Minerals NZ Ltd. – incorporated in New Zealand

k.	Parnell Cracroft Ltd – incorporated in British Virgin Islands

ITEM 3:	INFORMATION ON THE COMPANY

3A.	History and Development of the Company

Olympus Pacific Minerals Inc. (the “Company” or “Olympus”) was incorporated by registration of its memorandum and articles under the laws of the Province of Ontario on July 4, 1951 under the name “Meta Uranium Mines Limited”.  Effective August 24, 1978, the Company changed its name from “Meta Uranium Mines Limited” to “Metina Developments Inc.”  The Company was continued under the Company Act (British Columbia) under the name “Olympus Holdings Ltd.” on November 5, 1992 and consolidated its share capital on a 4.5:1 basis.  The Company further consolidated its share capital on a 3:1 basis and changed its name from “Olympus Holdings Ltd.” to “Olympus Pacific Minerals Inc.” on November 29, 1996.

On February 26, 1997, and subsequently amended on August 18, 1997, the Company entered into the Ivanhoe agreement with Ivanhoe Mines Limited (“Ivanhoe”) (formerly Indochina Goldfields Ltd.) and Zedex Limited (“Zedex”) (formerly Iddison Group Vietnam Limited, Iddison Holdings Limited, Iddison Limited and IT Capital Limited). Pursuant to the Ivanhoe Agreement, which was completed on September 11, 1997, the Company acquired from Ivanhoe all of the shares of Formwell Holdings Limited (“Formwell”), which holds all the shares of Bong Mieu Holdings Limited, which in turn holds 80% of the shares of Bong Mieu Gold Mining Limited (“Bogomin”).  Bogomin, together with other local and national branches of the government of Vietnam, holds various mining and exploration licenses comprising the Bong Mieu gold mine and the Tien Ha properties in Quang Nam - Da Nang Province, in the Socialist Republic of Vietnam.   The Company also entered into a joint venture agreement with Ivanhoe and Zedex, whereby at December 31, 2001, the Company had a 57.18% interest in New Vietnam Mining Corporation (“NVMC”).  NVMC was comprised of Olympus (57.18%), Ivanhoe (32.64%) and Zedex (10.18%). The Phuoc Son Gold Project is held by NVMC. Olympus is the operator of the project.

In 2000, the Company was successful in raising CDN$3.4 million in equity financings. During 2000, the Company accelerated its exploration activities at the Phuoc Son gold project in Central Vietnam.

In 2003, the Company’s subsidiary, NVMC, entered into a strategic alliance with Mien Trung Industrial Company (“Minco”), a mining company controlled by the local provincial government, resulting in the formation of the Phuoc Son Gold Company (“PSGC”) for the purposes of exploration and extraction activities and any other related activities.   The Company owns 100% of NVMC which, in turn, owns an 85% interest in the Phuoc Son Gold Company (“PSGC”). Minco,  owns 15% of PSGC.     Refer to Item 4D.1 for further details on the joint venture.

Olympus Pacific Minerals Inc.

On March 1, 2004, the Company entered into a Vend-in Agreement and on June 21, 2004 an Extension of Vend-in Agreement with Ivanhoe Mines Ltd and Zedex Limited (the “vendors”) to acquire the remaining interests held by the vendors in NVMC.  In June 2004, the Company acquired the remaining 42.82% of the outstanding shares of NVMC from Zedex Limited (now referred to as “Zedex Minerals Limited” after a name change) and Ivanhoe.

In other areas in Vietnam, the Company is continuing broad regional geology programs to identify other potential exploration areas.  Additional applications for exploration licenses have been filed in Vietnam and the Company has also lodged an application in Laos.  These applications are in early stages of review by the respective government bodies. Based on the Company’s experience working in these countries, the timing of application approvals can vary significantly, and are expected to be granted within the next one to two years.

On November 23, 2006, the Company signed a Memorandum of Agreement and Supplement to Memorandum of Agreement (collectively, the "MOA") with Abra Mining and Industrial Corporation ("AMIC") and Jabel Corporation ("Jabel") that allows the Grantee (defined as the Company and a Philippine national corporation to be identified by the Company) to acquire an option to earn a 60% interest in the Capcapo Property (as defined below) upon completing a specified level of expenditures on the Capcapo Property, located in the Philippines. The Capcapo Property consists of a Mineral Production Sharing Agreement ("MPSA") No. 144-99-CAR ("MPSA 144"), which covers 756 hectares in Capcapo, Licuan-Baay, Abra Province, Philippines, and a two-kilometre radius buffer zone around MPSA 144, with an area of about 3,500 hectares, which falls under a neighbouring Exploration Permit Application ("EXPA"). Jabel holds the Property in its name and is a minority shareholder in AMC. AMIC has an operating agreement with Jabel in respect of the Capcapo Property.  As at March 24, 2009, the joint venture terms had not been finalized due to ongoing negotiations with the partners.

On May 31, 2007, the Company registered a Philippine corporation with the Republic of the Philippines Securities and Exchange Commission under the corporate name of Kadabra Mining Corp ("Kadabra"). Kadabra is 100% beneficially owned by the Company.  Kadabra will hold the Company’s 40% interest in the joint venture and is used to track expenditures by the Company on the joint venture.  On September 21, 2007, the Company announced that it had completed its due diligence at Capcapo.

Following the initiation of Community Consultation in accordance with Philippine laws in the fourth quarter of 2007 and the commencement in the first quarter of 2008 of a formal program of Free, Prior and Informed Consent, undertaken in conjunction with the National Commission on Indigenous Peoples (NCIP), all efforts in Capcapo area have concentrated on obtaining Community approval which is required before any further exploration can continue.  At December 31, 2009, the formal report and community decision was still awaited from the NCIP.  No further work will be undertaken at the project until this issue is resolved.

Total cumulative spending on this project as at December 31, 2008 was $922,920 which was capitalized to deferred exploration.  At December 31, 2008 the full $922,920 of capitalized deferred exploration expenditure has been written off.  Management considers this is a prudent measure given the political unrest in the Philippines and the economic uncertainty of world markets at present.  Refer to Item 3D for list of risk factors.

In July, 2007, the Company signed a Framework of Laos and Cambodia Joint Venture Agreement with Zedex covering exploration activities in Laos and Cambodia.   Refer to Exhibit 3.20.    As this joint venture is in the early stages of set-up,  there was minimal activity in 2007 and 2008 and there is minimal budgeted expenditures anticipated in 2009.

In January 2008 the Company was granted a two year Exploration License over a 42 square kilometres area in the Phuoc Son project area, in Quang Nam Province, Vietnam.

Development activities for the 2009 year comprise 333m of level drives and 194m of raises.

Olympus Pacific Minerals Inc.

The supplement to Ho Gan Environmental Impact Assessment to include Nui Kem underground was replaced with Nui Kem Environmental Impact Assessment Report submitted to Department of Natural Resources on December 10, 2009. Formal inspection is scheduled early first quarter of 2010.

The Bong Mieu Underground project (VN230) was placed into commercial production on April 1, 2009.

On March 6, 2008, the Company’s common shares commenced trading on the OTC Bulletin Board in the United States.

On March 26, 2008 the Company received a positive independent feasibility study “Technical Report on Feasibility Studies for the Phuoc Son Gold Project in Quang Nam Province, Vietnam”. (the “Technical Report”)  authored by independent mining and geological consultants, Terra Mining Consultants/Services & Associates.  The full text of the report is available on SEDAR website. (www.sedar.com).The Technical Report confirmed the feasibility of the Company’s goal to design and construct an efficient and environmentally sound operation that will bring economic benefits to the region and the shareholders.     In July 2008 the Company decided to self-fund the Dak Sa project at Phuoc Son by the treatment of high-grade Dak Sa ore at the Bong Mieu gold processing plant on a toll treatment basis.

On August 28, 2008 the Company received approval from the Vietnamese authorities to trial the toll treatment of Phuoc Son ore at its Bong Mieu plant.  The Company commenced sourcing high-grade ore from the Phuoc Son mine in a trial trucking and toll treatment operation in August 2008.  The trail treatment operation was carried out over three months.  Following the trial the Company undertook plant modifications to enable more efficient processing of the high-grade Phuoc Son ore.

On December 15, 2008, the Company was granted and registered with the Department of Geology and Minerals of Vietnam the Bong Mieu Exploration Licence No 2125/GP-BTNMT.  Refer to Exhibit 3.31.

In March 2009, the Company received approval from the Vietnamese authorities for a temporary trucking permit to source and toll treat high grade ore from Phuoc Son through the Bong Mieu Gold Plant.  In mid September 2009 a permanent trucking permit was granted allowing toll treatment of Phuoc Son ore at the Bong Mieu Plant until December 2010.

Amalgamation with Zedex Mineral Limited

On November 10, 2009 the Company announced its intention to merge with Zedex Minerals Limited (“Zedex”).  At a Special General Meeting of Zedex’s shareholders held on December 17, 2009 Zedex’s shareholders approved the merger by overwhelming majority. Under the terms of the merger Zedex’s shareholders received one share of the Company for every 2.4 Zedex shares owned, resulting in an issuance on January 25, 2010 of 54,226,405 new common shares in Olympus and the redistribution of 65,551,043 common shares in Olympus which were formerly held by Zedex.  Management of the Company believes that the merger will (i)  lead to corporate and operating synergies, particularly at the management and senior staff levels, (ii) facilitate development of Zedex’s Bau Gold Project, (iii) advance the development of the Company’s Bong Mieu and Phuoc Son operations, (iv) simplify the existing capital structures of each company in as much as each company owns shares in the other, and (v)  simplify the ownership structures of the various assets they each own interests in.

Zedex management staff were provided with contracts with Olympus.  Mr. Leslie Robinson, director of Zedex, was appointed to the Board of Olympus on December 17, 2009.  Mr. Rodney Murfitt, formerly Chief Geologist for Zedex, became Group Exploration Manager for Olympus. Mr. Paul Seton, formerly CEO of Zedex, became Senior Vice President Commercial for Olympus and Ms. Jane Bell (previously Baxter), formerly CFO and Company Secretary for Zedex, became Vice president Finance for Olympus.

All costs associated with the amalgamation have been expensed during the year, these being recorded in professional and consulting fees in the consolidated statement of operations and comprehensive loss.

On January 12, 2010 the Company issued 4,395,835 options to former Zedex Option holders in partial consideration of the amalgamation of Zedex and Olympus NZ.  These exchange options are valued using a Black-Scholes calculation at $362,650 and will be included in the total consideration.  Further as a result of the exchange of Zedex options for Olympus options, which vest immediately and have various exercise prices and dates, an additional value of approximately $215,262 will be expensed in stock based compensation expense.

Olympus Pacific Minerals Inc.

3A.1.	General

General
Olympus Pacific Minerals Inc. (the “Company” or “Olympus”) is an international mining exploration and development company focused on the mineral potential of Vietnam and the Southeast Asia.   Olympus has been active in Vietnam since the mid-1990s on its own account and through associated companies, New Vietnam Mining Corporation and Bong Mieu Gold Mining Corporation, and maintains an office in Danang in central Vietnam.

The Company’s two most advanced properties, covered by investment licenses, are the 70 square kilometres Phuoc Son Gold property and the 30 square kilometres Bong Mieu Gold property.  Both properties are located in central Vietnam along the Phuoc Son-Sepon Suture.   The Bong Mieu and Phuoc Son Gold properties are approximately 74 kilometres apart. Proven and probable reserves exist for the Bong Mieu Central Gold Mine.

The Ho Gan plant at the Bong Mieu gold property was commissioned in 2005 and commercial production started in the fourth quarter of 2006.  The Company poured its first 3.6 kg doré bar on February 15, 2006.  To December 31, 2009 the plant had produced 50,000 ounces of gold.  Plant output has steadily improved with recent modifications enabling output of up to 3,300 ounces per month.

Exploration work to date has resulted in one new significant discovery in the Bong Mieu East area (Thac Trang) as well as a number of new, surface showings.   In addition, further exploration will be required to define the extent of the deposits in several directions.  Based on results of the exploration work completed to date, management believes the potential for additional discoveries and resource expansion at the Bong Mieu property is positive.  Underground evaluation studies are continuing at the Bong Mieu Underground mine, located within one kilometres of the operating Bong Mieu Central plant site.

The Phuoc Son Gold property is located in central Vietnam, 74 kilometres from the Bong Mieu Gold property. The property hosts over 30 known gold prospects and two known high-grade gold deposits in the Dak Sa area of the property.  Phuoc Son Gold Mining Company has been granted a Mining Licence by the Government of Vietnam to mine and develop its Dak Sa Deposits (North and South Deposits). The Mining Licence was the last major permit required prior to proceeding with development and production. All major environmental approvals have been received.  Exploration work to date has defined the “productive” Dak Sa zone, which contains the two deposits, North and South Deposits, over a minimum length of approximately five kilometres.  Evaluation of the large Phuoc Son land package continues to reinforce the potential of the overall property to host new deposits which could be mined in conjunction with the anticipated Dak Sa operation or have potential to be stand alone deposits.  The Phuoc Son mine was put into commercial production effective October 1, 2009.

3A.2.	Description of Mining Industry

Our business is highly speculative.  We are exploring for base and precious metals and other mineral resources.  Ore is rock containing particles of a particular mineral (and possibly other minerals which can be recovered and sold), which rock can be legally extracted, and then processed to recover the minerals which can be sold at a profit.  Although mineral exploration is a time consuming and expensive process with no assurance of success, the process is straight forward.  First, we acquire the rights to enable us to explore for, and if warranted, extract and remove ore so that it can be refined and sold on the open market to dealers.  Second, we explore for precious and base metals by examining the soil, rocks on the surface, and by drilling into the ground to retrieve underground rock samples, which can then be analyzed.  This work is undertaken in staged programs, with each successive stage built upon the information gained in prior stages.  If exploration programs discover what appears to be an area which may be able to be profitably mined, we will focus our activities on determining whether that is feasible, while at the same time continuing the exploratory activities to further delineate the location and size of this potential ore body. Things that will be analyzed by us in making a determination of whether we have a deposit which can be feasibly mined at a profit include:

Olympus Pacific Minerals Inc.

1.	The amount of mineralization which has been established, and the likelihood of increasing the size of the mineralized deposit through additional drilling;

2.	The expected mining dilution;

3.	The expected recovery rates in processing;

4.	The cost of mining the deposit;

5.	The cost of processing the ore to separate the gold from the host rocks, including refining the precious or base metals;

6.	The costs to construct, maintain, and operate mining and processing activities;

7.	Other costs associated with operations including permit and reclamation costs upon cessation of operations;

8.	The costs of capital;

9.	The costs involved in acquiring and maintaining the property; and

10.
The price of the precious or base minerals. For example, the price of one ounce of gold for the years 2001-2009 ranged from a low of $271 in 2001, to a high of $1,212.50 in 2009.  At March 29, 2010, the price of gold was $1,111. per ounce1.

Our analysis will rely upon the estimates and plans of geologists mining engineers, metallurgists and others.

If we determine that we have a feasible mining project, we will consider pursuing alternative courses of action, including:

•	seeking to sell the deposit or the Company to third parties;

•	entering into a joint venture with larger mining company to mine the deposit; or

•	placing the property into production ourselves.

There can be no assurance, that we will discover any precious or base metals, establish the feasibility of mining a deposit, or, if warranted, other than the Bong Mieu East property which is currently in production, develop a property to production and maintain production activities, either alone or as a joint venture participant.  Furthermore, there can be no assurance that we would be able to sell either the deposit or the Company on acceptable terms, or at all, enter into such a joint venture on acceptable terms, or be able to place a property into production ourselves. Our mining operations are subject to various factors and risks generally affecting the mining industry, many of which are beyond our control. These include the price of precious or base metals declining, the possibility that a change in laws respecting the environment could make operations unfeasible, or our ability to conduct mining operations could be adversely affected by government regulation.  Reference is made to “Item. 3. Key Information. D. Risk Factors.”

___________________________
1 Based upon the Average Spot Price of Gold, London PM fix.

Olympus Pacific Minerals Inc.

REGULATION OF MINING INDUSTRY AND FOREIGN INVESTMENT IN VIETNAM

The current Vietnamese mining law was enacted in 1996, with various subsequent modifications. The Vietnamese Mining Law was initially drafted by an international law firm (Phillip Fox) and broadly modeled on Australian and Canadian Mining Law.   A company may apply to the licensing authority, the Ministry of Natural Resources & Environment, for prospecting, exploration and mining Licenses, much as in Australia and Canada. A prospecting license provides for low impact prospecting over a broad area for a 2 year term; an exploration license provides an exclusive right to conduct advanced exploration over areas of up to 50 square kilometres for an initial 2 year term, after which 50% of that area may be renewed for a further 2 year term. Exploration license holders have the right to apply for a mining license at any time up to 6 months after expiry of an exploration license. A mining preliminary feasibility study, an Environmental Impact Report and an investment license are required to support a mining license application.  Investment licenses are issued by the Ministry of Planning and Investment. A mining license provides the right to mine specified minerals for the life-of-mine indicated by the preliminary feasibility study.

On January 11, 2007, Vietnam became a full member of the World Trade Organization (“WTO”). After becoming a full member of the WTO, various commitments Vietnam has made for joining the WTO will become effective.  These commitments impact a number of areas such as tariffs and duties on goods, foreign service providers’ access to Vietnam, foreign ownership,  reforms on Vietnam’s legal and institutional set up for trade, foreign exchange, commercial business, trading rights, policy making, duties, restrictions, pricing and export restrictions.  The overall changes will further expand Vietnam’s access to the global economy and facilitate doing business in Vietnam.  These reforms have no immediate impact on the Company but would likely make it easier in the future for the Company to conduct its business activities in Vietnam.

Since Vietnam is now a member of the World Trade Organization (“WTO”), foreign companies under the terms of WTO membership, are expected to be treated on an equal basis as Vietnamese companies.

Profits earned in Vietnam transferred abroad annually shall be the amount of profits of a fiscal year distributed to the foreign investor after payment of corporate income tax, plus (+) other profits earned in the year, such as profits from assignment of capital, from assignment of assets, items of corporate income tax which were paid and then refunded to the foreign investor in accordance with the provisions of the Law on Corporate Income Tax; less (-) items which the foreign investor has used or undertaken to use to re-invest in Vietnam, profit items which the foreign investor has used to pay out the expenses of such foreign investor for production and business operations or for private needs of the investor in Vietnam, and profit items provisionally transferred during the year.   The amount of income that an investor is permitted to transfer abroad in a fiscal year shall be determined after the Company submits an audited financial report and a tax finalization report for the fiscal year with the local tax office which manages the enterprise.   Foreign investors shall be permitted to transfer profits abroad in the following circumstances: (i)  Annual transfer and one-off transfer of the whole of the amount of profits distributed or earned after the end of the fiscal year and after filing a tax finalization report with the tax office, (ii) Provisional transfer during a fiscal year once every quarter or once every six months after payment of corporate income tax in accordance with the Law on Corporate Income Tax (except for foreign investors exempt from corporate income tax in accordance with the provisions of the Law on Corporate Income Tax and the Law on Foreign Investment in Vietnam), (iii)  Transfer of profits upon termination of business operation in Vietnam in accordance with the Law on Foreign Investment in Vietnam.

3A.3.	Risk Factors

The Company faces risk factors and uncertainties including the following general description of significant risk factors:

Not All Of The Company Mineral Properties Contain A Known Commercially Mineable Mineral Deposit: The business of mineral exploration and extraction involves a high degree of risk and few properties that are explored are ultimately developed into producing mines.  Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site.    The long-term profitability of the Company’s operations will be in part directly related to the cost and success of its ability to develop the extraction and processing facilities and infrastructure at any site chosen for extraction.   It is impossible to ensure that the exploration or development programs planned by the Company will result in a profitable commercial mining operation.   Whether a mineral deposit is commercially viable depends on a number of factors, including, but not limited to the following:  particular attributes of the deposit, such as grade, size and proximity to infrastructure; metal prices, which are volatile; and government regulations, including regulations relating to investment, mining, prices, taxes, royalties, land use and tenure, importing and exporting of minerals and environmental protection.

Olympus Pacific Minerals Inc.

Because The Company Has Primarily Been An Exploration Company, The Company Is Dependent Upon Its Ability to Raise Funds In Order to Carry Out Its Business:  With ongoing cash requirements for exploration, development and new operating activities, it will be necessary in the near and over the long-term to raise substantial funds from external sources.   If the Company does not raise these funds, it would be unable to pursue its business activities and investors could lose their investment.  If the Company are able to raise funds, investors could experience a dilution of their interests which would negatively impact the market value of the shares.

The Company Requires Substantial Funds to Build its Proposed Mine at the Phuoc Son Property which it may not be Able to Raise in the Current Economic Environment:  In order to complete exploration of the property and construct a mine at its Phuoc Son Property, the Company estimates it will require approximately $52,000,000 U.S.  However, in the current economic environment there is substantial doubt that the Company would be able to raise these funds through sales of its equity, the means it has used to finance its operations in the past.  In addition, although the Company has investigated the possibility of financing construction of the mine through debt, there can be no assurance that debt financing would be available on acceptable terms, if at all.  In the event that the Company is unable to raise the necessary funds to build the Phuoc Sun mine, the Company will not be able to maximize the recovery of gold from the Phuoc Sun Property.  Although the Company has announced that it intends to truck materials from the Phuoc Sun Property to the Bong Mieu operating plant for processing, this approach is not as efficient as processing the ore on site, and, over the long term, would substantially reduce the profitability of the property.

The Company Will Not Be Able to Insure Against All Possible Risks:  Exploration for natural resources involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  The Company’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company’s properties or the properties of others, delays, monetary losses and possible legal liability. If any such catastrophic event occurs, investors could lose their entire investment. Obtained insurance will not cover all the potential risks associated with the activities of the Company. Moreover, the Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. The Company might also become subject to liability for pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations. Should a catastrophic event arise, investors could lose their entire investment.

Commodity Price Fluctuations - if the Price of Gold Declines, The Properties May Not Be Economically Viable: The Company’s revenues are expected to be in large part derived from the extraction and sale of base and precious metals such as gold. The price of those commodities has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond the Company’s control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new or improved mining and production methods. The effect of these factors on the price of base and precious metals cannot be predicted and the combination of these factors may result in us not receiving adequate returns on invested capital or the investments retaining their respective values.  If the price of gold (including other base and precious metals) is below the cost to produce gold, the properties will not be mined at a profit.  Fluctuations in the gold price affect the Company’s reserve estimates, its ability to obtain financing and its financial condition as well as requiring reassessments of feasibility and operational requirements of a project. Reassessments may cause substantial delays or interrupt operations until the reassessment is finished.

Olympus Pacific Minerals Inc.

The Company May Not be Able to Compete with Other Mining Companies for Mineral Properties, Investment Funds, Personnel and Technical Expertise: The resource industry is intensely competitive in all of its phases, and the Company competes for mineral properties, investment funds and technical expertise with many companies possessing greater financial resources and technical facilities than it does. Competition could prevent the Company’s from conducting its business activities or prevent profitability of existing or future properties or operations if the Company were unable obtain suitable properties for exploration in the future, secure financing for our operations or attract and retain mining experts.

If The Company Does Not Comply With All Applicable Regulations, It May be Forced to Halt Its Business Activities:  Such activities are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters. The Company may not be able to obtain all necessary licences and permits required to carry out exploration at, developments of, or mining at the projects. Unfavourable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company.  Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in resource exploration may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations. Large increases in capital expenditures resulting from any of the above factors could force the Company to cease business activities.

Non-Compliance With Environmental Regulation May Hurt The Company’s Ability To Perform Its Business Activities: The Company’s operations are subject to environmental regulation in the jurisdiction in which it operates.  Environmental legislation is still evolving in this jurisdiction and it is expected to evolve in a manner which may require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. If there are future changes in environmental regulation, they could impede the Company’s current and future business activities and negatively impact the profitability of operations.

If The Company is Unable To Obtain And Keep In Good Standing Certain Licences, It will be Unable to Explore, Develop or Mine any of Its Property Interests: In order to explore, develop or conduct mining operations in Vietnam, the Company must establish or create an entity authorized to conduct Business in Vietnam via an Investment Licence.  Then, the Company requires a prospecting licence, an exploration licence and a mining licence, depending on the level of work being conducted on the property.  Without all the appropriate licences, the activities could not occur.

If The Company Does Not Make Certain Payments Or Fulfill Other Contractual Obligations, It May Lose Its Option Rights And Interests In Its Joint Ventures: The Company may, in the future, be unable to meet its share of costs incurred under any option or joint venture agreements to which it is presently or becomes a party in the future and the Company may have its interest in the properties subject to such agreements reduced as a result. Furthermore, if other parties to such agreements do not meet their share of such costs, the Company may be unable to finance the cost required to complete recommended programs.  The loss of any option rights or interest in joint ventures would have a material adverse effect on the Company.

Olympus Pacific Minerals Inc.

Title To Assets Can Be Challenged Or Impugned Which Could Prevent The Company From Exploring, Developing Or Operating At Any Of Its Properties: There is no guarantee that title to concessions will not be challenged or impugned. In Vietnam or the Philippines, the system for recording title to the rights to explore, develop and mine natural resources is such that a title opinion provides only minimal comfort that the holder has title. In Vietnam, mining laws are in a state of flux, continuously being reviewed and updated, and the system is new and as yet untested.  If title to assets is challenged or impugned, the Company may not be able to explore, develop or operate its properties as permitted or enforce its rights with respect to the properties.

Political And Economic Instability In Vietnam Or The Philippines Could Make It More Difficult Or Impossible For the Company To Conduct Its Business Activities: The Company’s exploration, development and operation activities occur in Vietnam and Philippines and, as such, the Company may be affected by possible political or economic instability in those countries. The risks include, but are not limited to, terrorism, military repression, fluctuations in currency exchange rates and high rates of inflation. Changes in resource development or investment policies or shifts in political attitude in those countries may prevent or hinder the Company’s business activities and render our properties unprofitable by preventing or impeding future property exploration, development or mining.  Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, royalties and duties, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. The laws on foreign investment and mining are still evolving in Vietnam and it is not known to where they will evolve. The effect of these factors cannot be accurately predicted. There may be risks in the Philippines including nationality restriction in the ownership of mining properties regarding the payment of permitting fees and obtaining the free, prior and informed consent of affected indigenous peoples.

Vietnamese tax laws are open to interpretation and, in respect to mining locations, there are no clear precedents. Management considers the company has made adequate provision for liabilities to the Vietnamese Government based on correspondence with the Vietnamese authorities and external advice received, there is however a risk that additional payments will be levied on the Company.

Exchange Rate And Interest Rate Fluctuations May Increase The Company’s Costs: The profitability of the Company may decrease when affected by fluctuations in the foreign currency exchange rates between the Canadian Dollars, Australian dollars, US Dollars and Vietnamese Dongs.  Exchange rate fluctuations affect the costs in Canadian dollar terms the Company incurs in its exploration and development activities. For example, the appreciation of the US dollar against the Canadian dollar would increase costs in Canadian dollar terms.   The Company does not currently take any steps to hedge against currency fluctuations.    In the event of interest rates rising, the liabilities of the Company that are tied to market interest rates would increase the Company’s borrowing costs.

Our Stock Price Could Be Volatile:  The market price of the common shares, like that of the common shares of many other natural resource companies, has been and is likely to remain volatile.  Results of exploration activities, the price of gold and silver, future operating results, changes in estimates of the Company’s performance by securities analysts, market conditions for natural resource shares in general, and other factors beyond the control of the Company, could cause a significant decline on the market price of common shares.

The Company Stock Will Be A Penny Stock Which Imposes Significant Restrictions On Broker-Dealers Recommending The Stock For Purchase: Securities and Exchange Commission (SEC) regulations define "penny stock" to include common stock that has a market price of less than $5.00 per share, subject to certain exceptions. These regulations include the following requirements: broker-dealers must deliver, prior to the transaction, a disclosure schedule prepared by the SEC relating to the penny stock market; broker-dealers must disclose the commissions payable to the broker-dealer and its registered representative; broker-dealers must disclose current quotations for the securities; if a broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealers presumed control over the market; and a broker-dealer must furnish its customers with monthly statements disclosing recent price information for all penny stocks held in the customer’s account and information on the limited market in penny stocks. Additional sales practice requirements are imposed on broker-dealers who sell penny stocks to persons other than established customers and accredited investors. For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and must have received the purchaser’s written consent to the transaction prior to sale. If our Shares become subject to these penny stock rules these disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Shares, if such trading market should ever develop.  Accordingly, this may result in a lack of liquidity in the Shares and investors may be unable to sell their Shares at prices considered reasonable by them.

Olympus Pacific Minerals Inc.

The Company Does Not Plan To Pay Any Dividends In The Foreseeable Future:  The Company has not paid a dividend in the past and it is unlikely that the Company will declare or pay a dividend until warranted based on the factors outlined below.  The declaration, amount and date of distribution of any dividends in the future will be decided by the Board of Directors from time-to-time, based upon, and subject to, the Company’s earnings, financial requirements and other conditions prevailing at the time.

Shareholders Could Suffer Dilution Of The Value Of Their Investment If The Company Issue Additional Shares: There are a number of outstanding securities and agreements pursuant to which common shares may be issued in the future. If these shares are issued, this will result in further dilution to the Company’s shareholders.

In The Event That Key Employees Leave The Company, The Company Would Be Harmed Since It Is Heavily Dependent Upon Them For All Aspects Of The Companies Activities: The Company is dependent on key employees and contractors, and on a relatively small number of key directors and officers, the loss of any of whom could have, in the short-term, a negative impact on the Company’s ability to conduct its activities and could cause a decline in profitability of the properties or additional costs from a delay in development or exploration of properties.  The Company has consulting agreements with the Chairman and Chief Executive Officer, Chief Financial Officer, Corporate Secretary, President, VP Explorations, Chief Operating Officer and VP Finance Vietnam.

Management May Be Subject To Conflicts Of Interest Due To Their Affiliations With Other Resource Companies:  Because some of the Company directors and officers have private mining interests and also serve as officers and/or directors of other public mining companies, their personal interests are continually in conflict with the interests of the Company. Situations may arise where these persons are presented with mining opportunities, which may be desirable for the Company, as well as other companies in which they have an interest, to pursue. If the Company is unable to pursue such opportunities because of our officers’ and directors’ conflicts, this would reduce the Company’s opportunities to increase our future profitability and revenues.   In addition to competition for suitable mining opportunities, the Company competes with these other companies for investment capital, and technical resources, including consulting geologists, metallurgist engineers and others. Similarly, if the Company is unable to obtain necessary investment capital and technical resources because of our officers’ and directors’ conflicts, the Company would not be able to obtain potential profitable properties or interests and reduce the Company’s opportunities to increase our future revenues and income.    Such conflict of interests are permitted under Canadian regulations and will continue to subject the Company to the continuing risk that it may be unable to acquire certain mining opportunities, investment capital and the necessary technical resources because of competing personal interests of some of our officers and directors.

Future Sales Of Common Shares By Existing Shareholders Could Decrease The Trading Price Of The Common Shares:  Sales of large quantities of the common shares in the public markets or the potential of such sales could decrease the trading price of the common shares and could impair the Company’s ability to raise capital through future sales of common shares.

The Company Used A Pre-Feasibility Study And Did Not Complete A Feasibility Study Before Making Its Decision To Place The Bong Mieu Central Gold Mine (VN220) Into Production:  The economic feasibility of the mining properties is based upon a number of factors, including estimations of reserves and mineralized material, extraction and process recoveries, engineering, capital and operating costs, future production rates and future prices of gold, and other precious metals that the Company may attempt to mine in the future.  It is customary for a company to prepare a feasibility study on a property before making the decision to place the property into production.  A feasibility study is a detailed report assessing the feasibility, economics and engineering of placing a mineral deposit into commercial production.  However, the Company did not have a feasibility study prepared before making its decision to place the Bong Mieu Central Gold Mine (VN220) into production.  Instead, the Company prepared a pre-feasibility study, which is a less comprehensive report. Pre-feasibility studies can underestimate a project’s capital and operating costs, while at the same time overestimating the amount of reserves, grade recovery from processing and mineralization.  Accordingly, as the Company attempts to scale up the Bong Mieu Central Gold Mine (VN220) to full production, it may learn that it has underestimated the amount of capital it will need and the costs involved in mining the deposit, as well as other issues such as grade recovery and throughput affecting the project’s profitability.  Had the Company prepared a full feasibility study, rather than just a pre-feasibility report, it is possible that the Company might have determined that the economics of the project were unfavorable and decided not to place the mine into production.

Olympus Pacific Minerals Inc.

The Company Conducted Only Limited Drilling On Its Bong Mieu Property So Its Decision To Place The Bong Mieu Central Gold Mine (VN220)  Into Production May Have Been Based Upon Incomplete Information:  The Company conducted a limited amount of drilling before making its decision to place the Bong Mieu Central Gold Mine (VN220)  Mine into production.  As a result, the Company’s estimates of the mineralized material and reserves on the property, which played a large role in the Company’s production decision, may not be accurate.  Furthermore, the Company’s determination of the character, location, size and accessibility of the mineralized material may have been based upon incomplete data, rendering its conclusions potentially inaccurate about the commerciality of the property.

The Company is currently evaluating its funding options to further explore the property in order to increase the known reserves and discover additional mineralization.  However, in the current economic climate, the Company may be unable to raise the necessary funding.  Accordingly, it may be unable to undertake the additional exploration it wants to conduct on the property, limiting its ability to continue the exploration and development of the property.

Because The Company’s Testing Of Its Mining Process At The Bong Mieu Central Gold Mine (VN220) Was Limited To Small Pilot Plant And Bench Scale Testing, It May Be Unable To Obtain The Expected Metallurgical Recoveries When It Scales Up Its Operations, Rendering The Project Unprofitable:  Before the Company placed the Bong Mieu Central Gold Mine (VN220) into production, it built a pilot plant and conducted bench scale testing.  A pilot plant is a small-scale mill in which representative tonnages of ore can be tested under conditions which foreshadow or imitate those of the full-scale operation proposed for a given ore.  Although a pilot plant can provide information on mining the deposit, very frequently a company will have difficulty duplicating the results from the pilot plant and bench scale testing when scaling the project up to a production level, which has been the case to date with the Company’s operations at the Bong Mieu Central Gold Mine (VN220).   The mine commenced limited operations in 2006, pouring its first gold bar in March 2006.  At that time, it was determined that the mining process had to be reconfigured.  Consequently, the Company has taken steps to modify its mining process, causing the Company not to meet its planned production goals.  The current ore throughput at the mine is approximately 500 tonnes per day.  The Company’s original estimates of future cash operating costs at the mine, which were based largely on the Company’s pilot plant and bench scale testing, have been increased to reflect the above factors.

Since the Bong Mieu Central Gold Mine (VN220), as well as the Company’s other property interests, have no significant operating histories, estimates of mineralized material and reserves, mining and process recoveries and operating costs must be based, in addition to the information received from the pilot plant and bench scale testing, to a large extent upon the interpretation of geologic data obtained from drill holes, and upon scoping and feasibility estimates that derive forecasts of operating costs from anticipated tonnages and grades of mineralized material and reserves to be mined and processed, the configuration of the mineralized deposits, expected recovery rates of minerals, comparable facility and equipment costs, and climatic conditions and other factors. Commonly in new projects, such as the Bong Mieu Central Gold Mine (VN220), actual construction costs, operating costs and economic returns differ materially from those initially estimated.  The Company cannot be certain that the Bong Mieu Central Gold Mine (VN220) will ever achieve the production levels forecasted, that the expected operating cost levels will be achieved, or that funding will be available from internal and external sources in necessary amounts or on acceptable terms to continue the necessary development work. Failure to achieve the Company’s production forecasts would negatively affect the Company’s revenues, profits and cash flows.  Accordingly, if the Bong Mieu Central Gold Mine (VN220), or any of the Company’s other properties, cannot be developed within the time frames or at the costs anticipated, or that any forecasted operating results can be achieved, the projects could possibly be rendered unprofitable.

Olympus Pacific Minerals Inc.

3B.	Property, Plant and Equipment

General

The Company is devoting most of its resources to the exploration and development of two gold mining properties in Vietnam – the Phuoc Son Property and the Bong Mieu Property.  The recent addition subsequent to year end of a third Vietnam property and a Malaysia property following the amalgamation with Zedex Minerals Limited has diversified the Company property portfolio and reduced sovereign risk.

The Bong Mieu Property, of which the Company owns a 80% interest, commenced production activities in the fourth quarter of 2006 and, through to December 31, 2008, has produced 25,685 ounces of gold.  The Company is currently undergoing modifications to the plant in order to improve recoveries and is conducting exploration activities in order to increase the known reserves on the property.

The Company’s other major property is the Phuoc Sun Property, in which it owns an 85% interest.  This property is located in the western highlands of Quang Nam Province, in central Vietnam, some eight kilometres (14.5 kilometres by road) northwest of the small town of Kham Duc and approximately 90 kilometres southwest of the costal city of Da Nang, the fourth largest city in Vietnam.  The Company is currently conducting exploration activities on this property and is attempting to raise the CDN$52 million it believes is necessary to construct the plant for a mine and conduct additional exploration activities to increase the known mineralization on the property.  In March 2009 the Company began transporting materials from this property to its processing facility at the Bong Mieu mine.

In addition to its interests in Vietnam, the Company has an interest in a property in the Philippines but because of difficulties it has encountered in negotiating a joint venture agreement, has no immediate plans to explore the property, and has written off its CDN$922,920  investment in the property.

In order to acquire, explore and develop its property interests in Vietnam, the Company was required to acquire licenses from the Vietnamese government.  Reference is made to paragraph 4.A for a discussion of the regulation of mining activities in Vietnam.  Following is a schedule of the Investment and Mining Licenses the Company, through its subsidiaries or affiliated companies, holds:

3C.	Schedule of Investment Licenses

PROJECT	OWNER	LICENSE	AREA	STATUS	GRANT DATE	TERM	EXPIRY DATE

1. Bong Mieu	BOGOMIN	Certificate No 331022000008	30 Sq Km	Granted	5/3/90	25 years	5/3/2015

2. Phuoc Son	PSGC	IL 2355/GP	70 Sq Km	Granted	8/7/2008	25 years	20/10/2033

Schedule of Mining Licenses

PROJECT	MINE	OWNER	LICENSE	AREA	STATUS	GRANT DATE	TERM	EXPIRY DATE

1. Bong Mieu	Ho Gan (VN220)	BOGOMIN	ML592/CNNg	358 Ha	Granted	22/7/92	25 years	22/7/2017

Bong Mieu	Nui Kem (VN230)	BOGOMIN	ML592/CNNg	358 Ha	Granted	22/7/92	25 years	22/7/2017

Bong Mieu	Ho Ray	BOGOMIN	Proposed new MLA	Not yet defined	Proposed	-	-	-

2. Phuoc Son	Dak Sa Bai Dat	PSGC	ML116/GP-BTNMT	1.00 Ha	Granted	23/1/2006	5.5 years	31/7/2011

2. Phuoc Son	Dak Sa Bai Go	PSGC	ML116/GP-BTNMT	0.52 Ha	Granted	23/1/2006	5.5 years	31/7/2011

Olympus Pacific Minerals Inc.

Schedule of Exploration License

Phuoc Son	PSGC	EL 67/GP-BTNMT	42 Sq Km	Granted	10/01/2008	2 years	10/01/2010

Bong Mieu	BOGOMIN	EL 2125/GP-BTNMT	30 Sq Km	Granted	24/10/2008	2 years	24/10/2010

Schedule of Certificates

COMPANY	TYPE OF CERTIFICATE	DATE GRANTED	TERM	EXPIRY DATE
Bong Mieu Gold Mining Company	Gold export certificate	December 31, 2009	1 year	Dec 31, 2010
Phuoc Son Gold Mining Company	Gold export certificate	December 31, 2009	1 year	Dec 31, 2010
Bong Mieu Gold Mining Company	Land Use Certificate	October 9, 1993	25 years	September 2017

3D.	Schedule of Exploration Tenements (Applications)

PROJECT	E.L. REG. #	REG. HOLDER
1. Phuoc Son	67/GP-BTNMT	PSGMC
2. Bong Mieu	2125/GP BTNMT	BOGOMIN
3. Capcapo	MPSA#141, EXPA#085	AMIC
4. Khau Pum	-	OPVL
5. Phuoc Thanh	-	PSGC
6. Sanakham	MEAPA	OYM

Olympus Pacific Minerals Inc.

ITEM 4:	GLOBAL RESERVES AND RESOURCES

The Company’s Global Reserves and Resources are summarized in the table below.

* Measured and Indicated Resource Estimates Includes Proven and Probable Reserves

(1)
Bong Mieu reserves were estimated by Olympus in accordance with National Instrument NI 43-101 and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definitions & standards and were independently reviewed by Terra Mining Consultants and Stevens & Associates (“TMC/SA”) in March 2009. Copy of the TMC/SA technical report entitled “Updated Technical Review of Bong Mieu Gold Project in Quang Nam Province, Vietnam”, dated April, 2009 can be found in the Company’s filings at www.sedar.com. Deposit notes and 2009 reserve impairments are as noted below:

1.1 Ho Gan Deposit -Lower and upper grade-cutoffs are 0.80 g/t Au and 10.00 g/t Au respectively. The mining dilution factor is 10% @ 0.30 g/t Au.

No new reserves were developed during 2009. Accordingly, the remaining reserve was estimated by deducting the tonnage mined during 2009 from the official reserve remaining at YE 2008. The tonnage mined during 2009 was estimated by reconciling the tonnage (by truck count) with mill tonnage (by weightometer).

1.2 Ho Ray-Thac Trang Deposit - No reserves have yet been estimated.

Olympus Pacific Minerals Inc.

1.3 Nui Kem Deposit - No reserves have yet been estimated.

(2)
Dak Sa (Bai Dat and Bai Go Sector) reserves were estimated by Olympus (based on a 3.00 g/t Au stope cut-off, practical stope layouts and the application of appropriate mining dilution rules and minimum width criteria) in accordance with National Instrument NI 43-101 and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definitions & standards. This estimate was independently audited by Terra Mining Consultants and Stevens and Associates (“TMC/SA”) in March 2008. This TCM/SA report entitled “Technical Report on the Phuoc Son Project in Quang Nam Province, Vietnam”(March 2008), is within Company filings at www.sedar.com. Deposit notes and 2009 reserve impairments are as noted below:

2.1 Bai Dat Sector

During 2009, ore was mined from Bai Dat, but no new (NI 43-101 status) reserves were developed. The 2009 reserve was therefore determined by deducting the ore mined during 2009 from the 2008 YE reserve. The ore mined during 2009 was determined by underground survey reconciled with the official milled tonnage (by weightometer). The 2008 reserve employed a lower grade-cutoff of 3.00 g/t Au and an upper cutoff of 100.00 g/t Au.

2.2 Bai Go Sector

During 2009, no mining was conducted and no new (NI 43-101 status) reserves were developed. Accordingly, the 2009 reserve remains the same as the YE 2008 reserve (at a lower grade-cutoff of 3.00 g/t Au and an upper cut of 80.00 g/t Au).

(3)
Bong Mieu resources were estimated by Olympus (in accordance with National Instrument NI 43-101 and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definitions & standards) and independently audited/updated by Watts Griffis and McOuat (WGM) (“A Technical Review of the Bong Mieu Gold Project in Quang Nam Province, Vietnam”), in September 2004, by Terra Mining Consultants and Stevens & Associates (“TMC/SA”) (“Technical Review of the Bong Mieu Gold Project in Quang Nam Province, Vietnam”) in August 2007 and by TMC/SA (“Updated Technical Review of Bong Mieu Gold Project in Quang Nam Province, Vietnam”) in March 2009. Copies of these reports can be found within Company filings at www.sedar.com. Deposit notes and 2009 resource impairments are as noted below:

3.1 Bong Mieu Central (Ho Gan) Deposit

During 2009, no new (NI43-101 status) resources were developed. The 2009 resource was therefore determined by deducting the ore mined during 2009 (refer above) from the 2008 YE resource .

3.2 Bong Mieu East (Ho Ray-Thac Trang) Deposit

During 2009, no new (NI43-101 status) resources were developed. The 2009 estimate therefore remains the same as at YE 2008. The 2008 estimate incorporated drilling completed by Olympus during 2008 (using upper and lower grade cutoffs of 0.5 g/t Au and 10 g/t Au respectively) to update prior NI43-101 and CIMM standard estimates/audits, as independently reviewed by TMC/SA in March 2009 (refer above).

3.3 Bong Mieu South (Nui Kem) Deposit (Historic Resource)

The most recent independent estimate of the Nui Kem underground resource was by Continental Resource Management Pty Ltd (CRM) in 1993, in accordance with JORC (1989) standards. This estimate used lower and upper grade-cutoffs of 3.00 g/t Au and 30.00 g/t Au respectively. Although this CRM estimate pre-dates NI 43-101, it was independently reviewed by Watts, Griffis and McOuat (“WGM”) in 1997 and again in 2007 by TMC/SA (refer  above).

Neither WGM nor TMC/SA audited the CRM estimate, nor did they attempt to reclassify the Nui Kem resource to meet NI43-101 standards. Nonetheless, both independent consultant groups consider it to have been carried out in a manner consistent with standard industry practice of the time and deem it to be relevant and of historic significance. It is accordingly herein reported as a historical resource.

During 2009, Olympus produced a total of 41,316 tonnes of ore grading 5.94 g/t Au from stoping and underground exploration developments. Although depth considerations effectively preclude exploratory drilling from surface, it is anticipated that underground drilling and exploratory headings will generate sufficient data to enable a NI 43-101 compliant estimate to be prepared at some time in the future.  The CRM 1993 resource is not considered to be a “current” resource and should not be relied upon pending re-estimation to current NI43-101 standards.

(4)
Dak Sa (Bai Dat and Bai Go Sector) resources were estimated by Olympus in January 2008, in accordance with National Instrument NI 43-101 and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definitions & standards. This estimate was independently reviewed by TCM/SA in a technical report entitled “Technical Report on the Phuoc Son Project in Quang Nam Province, Vietnam”, dated March 2008, copy of which can be found in the Company’s filings at www.sedar.com. A prior independent review (by Watts, Griffis and McOuat Limited) entitled “A Technical Review of the Phuoc Son Gold Project in Quang Nam Province, Vietnam”, dated January 30, 2004 can also be found in the Company’s filings at www.sedar.com. Deposit notes and 2009 resource impairments are as noted below:

Olympus Pacific Minerals Inc.

4.1 Dak Sa South (Bat Dat) Deposit

During 2009 ore was mined from Bai Dat, but no additional (NI43-101 status) resources were defined. Accordingly, the YE 2009 resource estimate (which includes mining reserves) was determined by impairing the 2008 resource by 2009 mining depletion (refer above). The 2008 estimate employed lower and upper grade cutoffs of 3.00 g/t Au and 100.00 g/t Au respectively.

4.2 Dak Sa North (Bai Go) Deposit

During 2009, no mining was conducted and no additional (NI43-101 status) resources were defined. The 2009 YE resource estimate (which includes mining reserves) accordingly remains as at YE 2008. The 2008 estimate employed lower and upper grade cutoffs of 3.00 g/t Au and 80.00 g/t Au respectively.

(5)
No Tien Thuan resource is disclosed in 2009 because an estimate (to NI43-101 standard) is yet to be conducted. A historic (1993) gold resource estimate by the Geological Survey of Vietnam cannot presently be disclosed because it is neither JORC nor NI43-101 compliant. It is contemplated that drilling by Olympus during 2010 may enable an NI43-101 standard estimate by year end  2010.

(6)
The 2009 estimate of Bau resources is not disclosed because the estimate to NI43-101 standard is still in progress.  The Bau mineral property was acquired from Zedex Minerals Limited in December 2009.  At that time, the property was attributed with a resource that had been estimated to Australian (JORC) standards by consultants to Zedex Minerals Limited.  Olympus is presently having those resources independently verified and converted to the equivalent Canadian standards pursuant to NI43-101 and CIMM guidelines by independent consultants Terra Mining Consultants and Stevens Associates of New Zealand.  This work is presently ongoing.  When complete, the new resource estimate will be separately announced and the related technical report will be included within the company filings on www.sedar.com.

(7)
The gold-equivalent value of the Tungsten in the Bong Mieu East Resource was calculated using Tungsten value of US$200/MTU ($210 in 2008) and gold value of US$1100/oz ($880 in 2008). Other metals, such as silver, copper, lead, zinc and fluorine, have not been included in the 2009 estimate because they are of insignificant value or are uneconomic to recover.

(8)
The mineral reserve and mineral resource estimates contained in this table have been prepared in accordance with the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). These standards are similar to those used by the United States Securities and Exchange Commission’s (“SEC”) Industry Guide No. 7. However, the definitions in NI 43-101 differ in certain respects from those under Industry Guide No. 7. Accordingly, mineral reserve and mineral resource information contained herein may not be comparable to similar information disclosed by U.S. companies. Under the requirements of the SEC, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  None of the Company’s mineral reserves as determined under NI 43-101 to date would qualify as mineral reserves under Industry Guide No. 7. There are also uses of the terms “indicated resources” and “inferred resources”. We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

(9)	Commodity prices used over the last three years (in USD) were as follows:

Commodity	2007 Price	2008 Price	2009 Price
Gold	US$700/oz	US$880/oz	US$1,120/oz
Tungsten	US$250/MTU	US$210/MTU	US$150/MTU

(10)
The Company currently operates three mines (Bong Mieu Central, Bong Mieu Underground and Phuoc Son), company ownership of which is 80% at Bong Mieu and 85% at Phuoc Son. The quantities disclosed relate to the whole mines.

4A.	Phuoc Son Gold Property

Olympus Pacific currently holds an 85% interest in the Phuoc Son Gold Project with a focus of exploration, development and production of gold and other potential minerals in the specified project area, located in Phuoc Son and Nam Giang districts in the Quang Nam Province.   In 2003, the Company's subsidiary, New Vietnam Mining Company ("NVMC"), entered into a joint venture with Mien Trung Industrial Company ("Minco"), a mining company controlled by the local provincial government, to form the Phuoc Son Gold Company ("PSGC"). PSGC has an investment license on the Phuoc Son property. NVMC's initial interest in the PSGC is 85% and Minco has a 15% interest. After five years, from the end of the period in which PSGC makes a profit for 12 consecutive months, Minco can increase its interest by 15% to 30% if Minco chooses to acquire such interest from NVMC by paying fair market value. After 20 years, Minco can increase its interest to a total of 50% if Minco chooses to acquire such additional 20% interest from NVMC by paying fair market value. Fair market value shall be determined by using an independent accounting firm to perform the fair market value assessment and that assessment will be considered final and binding for both parties.   If Minco does not proceed on exercising its right of acquisition within three months from the dates of entitled acquisition, Minco will be considered as having waived its right to acquire the interest.   If any party fails to contribute, by way of debt or equity, in proportion to its participating interest or defaults on any other substantial obligation under the agreement and such default is not rectified within 60 days of notice of default, the non-defaulting party can terminate the agreement or serve notice on the defaulting party which would result in the participating interest of each party being recalculated and adjusted based on the percentage of debt and equity contributed by each party when compared to the total debt and equity contributed by both parties.

Olympus Pacific Minerals Inc.

On March 1, 2004, the Company entered into a Vend-in Agreement and on June 21, 2004 an Extension of Vend-in Agreement with Ivanhoe Mines Ltd and Zedex Limited (the “vendors”) to acquire the remaining interests held by the vendors in NVMC.   The Company issued a total of 13,483,113 shares to acquire the NVMC interest.  As a result of these agreements, the Company owns 100% of NVMC.  NVMC owns 85% of the Phuoc Son Gold Project resulting in the Company holding an 85% interest in the Project.  Upon closing of the Vend-in Agreement, the original joint venture agreement dated September 11, 1997 between Olympus, Zedex Limited and Ivanhoe Mines Ltd. was terminated.  Post closing, each vendor has the right to nominate two directors as long as each vendor holds 15% or more of Olympus’ issued and outstanding shares as at the record date for the annual general meetings. If the ownership of Olympus’ outstanding shares drops below 15% but remains above or equal to 10%, the right exists for one director to be nominated.  If ownership is below 10%, there is no obligation to include a nominee for director from a vendor.  In June 2004, the Company acquired the remaining 42.82% of the outstanding shares of NVMC from Zedex and Ivanhoe.  The Company completed the acquisition by issuing 13,483,133 common shares of which 3,205,467 shares were received by Zedex and 10,277,646 shares were received by Ivanhoe.    As at March 9, 2009, Ivanhoe held no Olympus shares and Zedex Minerals Limited (formerly Zedex Limited) holds approximately 30% of Olympus’ issued and outstanding shares.  Consequently, only Zedex Minerals Limited has retained the right to nominate two directors and Olympus no longer has the obligation to include a nominee from Ivanhoe Mines Ltd.

At Phuoc Son, the Company holds an investment license covering a 70 square kilometres area and a mining license on the Dak Sa deposits. The Dak Sa Underground Project is currently comprised of two deposits, the North (Bai Go) and South (Bai Dat) deposits.

 On March 7, 2007, the Company released updated resource estimates for Phuoc Son incorporating the results of drilling up to October 2006.  On January 15, 2008, the Company released updated resource estimate for Phuoc Son incorporating the results of drilling up to October 2007. Exploration work to date has defined the “productive” Dak Sa shear deposit over a strike length of approximately five kilometers, expanded the Dak Sa resource base, and has confirmed that the mineralization remains open.

In January 2008 the Company was granted a two year Exploration License over a 42 square kilometres area in the Phuoc Son project area, in Quang Nam Province, Vietnam.

On March 26, 2008, the Company received a positive independent feasibility study “Technical Report on Feasibility Studies for the Phuoc Son Gold Project in Quang Nam Province, Vietnam”. (the “Technical Report”)  authored by independent mining and geological consultants, Terra Mining Consultants/Services & Associates.   The full text of the report is available on SEDAR website. (www.sedar.com).  The Technical Report confirmed the feasibility of the Company’s goal to design and construct an efficient and environmentally sound operation that will bring economic benefits to the region and the shareholders.    In July 2008 the Company decided not to seek outside funding for the Dak Sa project.  Instead, the Company began treating the ore at the Dak Sa project at Phuoc Son by treating at its Bong Mieu gold processing plant on a toll treatment basis.

On August 28, 2008 the Company received approval from the Vietnamese authorities to conduct a trial test of the toll treatment of Phuoc Son ore at its Bong Mieu plant.  The Company commenced sourcing high-grade ore from the Phuoc Son mine in a trial trucking and toll treatment operation in August 2008.  The trial treatment operation was carried out over three months.  Based upon the results of this test, the Company applied to the Vietnamese authorities for a permanent trucking permit to source and toll treat high grade ore from Phuoc Son through the Bong Mieu Gold Plant, and a temporary permit was granted in February 2009.  In Mid September 2009 the Company was granted a trucking permit to truck ore from Phuoc Son to the Bong Mieu plant until December 2010.

Olympus Pacific Minerals Inc.

The company placed the Phuoc Son mine into commercial production effective October 1, 2009.

Property Description and Location
The Phuoc Son Gold property, is located in the western highlands of Quang Nam Province, in central Vietnam, some 8 kilometres (14.5 kilometres by road) northwest of the small town of Kham Duc and approximately 90 kilometres (140 kilometres by road) southwest of the coastal city of Da Nang, the fourth largest city in Vietnam (see Figure 1).

To date, over 30 gold prospects have been identified within the 70 square kilometres project area.  The most advanced prospects are in the Dak Sa sector. On May 18, 2005, Olympus announced the results of a positive independent preliminary assessment study completed by Micon International Limited ("Micon") for the Dak Sa Underground Project which covers the South (Bai Dat) and North (Bai Go) deposits which lie about 1 kilometres apart and these two deposits, once developed and constructed into mines, will share the same infrastructure and expected to eventually be connected by an underground tunnel.  There are no known commercially mineable mineral deposits on this property and there can be no assurance that a commercially mineable mineral deposit exists on the property.

On October 20, 2003, a 30-year investment license No. 2355/GP was granted for the Phuoc Son property covering 7,000 hectares.   The license permits Minco and NVMC to establish a joint venture, Phuoc Son Gold Company Limited (“PSGC”), for a term of 30 years.   PSGC has investment capital of $10,000,000 and legal capital of $3,000,000, of which NVMC contributed $2,550,000 (85%) and Minco contributed $450,000 (15%).  PSGC must pay the Vietnamese government annual land rent and annual corporate tax of 40% of net profit but will be exempt from import duties and is subject to 7% tax upon remittance of profits abroad.  Minco has not contributed to the legal capital and Minco has chosen to defer its rights to receive its share of the distributions of profits until its contribution to legal capital is recovered in full.   Minco is not planning to pay its legal contribution.   Minco will not receive their entitled share of profits until their legal capital portion has been recovered, after which Minco will start receiving their share of profits.  Legal capital recorded for PSGC of $2,550,000 is equal to what has been contributed.   The Company and NVMC are not required to contribute Minco’s share of the legal capital.

On January 23, 2006, a Mining License application was granted over the South and North deposits.   The Mining License allows the Phuoc Son Gold Company Ltd. within a 3.5 year period from date of grant to construct the mine within 1.5 years and perform mining activities over two years.  The Company expects that it will need to obtain an extension on the Mining License as the 3.5 year period will be inadequate for construction and mining.   The Company is in the process of obtaining the construction license and the import license for mining equipment for the Phuoc Son Gold property.  In January 2008,  PSGC obtained a new exploration license with a term of two years which will allow exploration activities in the specified areas.  Under the Vietnamese law, an exploration license is required to get a newer amended mining license.  Refer to risks outlined under Item 3D.

Olympus Pacific Minerals Inc.

Figure 1 shows the location of the property.

Figure 2 shows the location of these deposits and the principal facilities on the property.

THUA THIEN - HUE
HAI VAN PASS
SON TRA
DA NANG
HOA VANG
EASTERN SEA
LAOS
TRAO
DAI LOC
DIEN BAN
HOI AN
HIEN
DUY XUYEN
THANH MY
HA LAM
NAM GIANG
QUE SON
DONG PHU
THANG BINH
TAN AN
TAM KY
HIEP DUC
TIEN KY
TIEN PHUOC
(IV)
(V)
KHAM DUC
BONG MIEU
PHUOC SON
TRA MY
TRA MY
QUANG NGAI
KON TUM
CHINA
HANOI
Hai Phong
VIENTIANE
Hai Nan Island
Hue
Da Nang
THAILAND
CAMBODIA
Nha Trang
PHNOMPENH
Ho Chi Minh City
EASTERN SEA
LEGEND
Capital
City
Town
District center
DIEN BAN
District
National boundary
Provincial boundary
District boundary
National road
Provincial road
Railway
(IV) NVM Corp 1955/QD-DCKS Exploration licence
(V) NVM Corp 1953/QD-DCKS Exploration licence
N
0 5 25
Kilometres
Zone 48
Zone 49

Figure 1.   Phuoc Son Gold Property

Olympus Pacific Minerals Inc.

Figure 2.  Project Site Plan for  Bai Dat (South) and Bai Go (North) deposits

Accessibility, Climate, Local Resources, and Infrastructure
Access to the Dak Sa Project area within the Phuoc Son property is by 140 kilometres of bitumen road from Da Nang to Kham Duc.  From Kham Duc to the mine area is approximately 14.5 kilometres on a fairly poor dirt road.  This access road will be upgraded during construction.  The South and North gold deposits lie about one kilometres apart and are linked together via a dirt road.

The climate is sub-tropical with average monthly temperatures ranging from about 27°C in June to 20.5°C in December, although it is reported that temperatures may fall below 15º C in the cold season. Average annual rainfall is 2,762.5 mm with the maximum average monthly value of 763.8 mm, which occurs in October.

The minimum average monthly precipitation value is for February and measures 30.9 mm.  Regionally, the relative humidity is high and reasonably consistent year round, ranging from an average of approximately 83% in April to 93% in November and December.   Storms often occur in Quang Nam Province in September, October and November and cause heavy rain and strong wind with an average speed of 65 kilometres/hr and a maximum of approximately 140 kilometres/hr.

The Phuoc Son Project is located in the central highlands, an area that is one of the poorest regions of Vietnam. The local economy is primarily subsistence agriculture although local ongoing highway construction has provided a source of employment.  Artisanal mining is ongoing on the Property and while this activity has reduced from past periods it is not strongly discouraged by the government as it helps reduce unemployment and stimulate the local economy.  Olympus is doing its best to keep this activity in check and has good relations with the miners. These miners may be suitable candidates for future Olympus development and mining operations.

Nearby communities include Phuoc Duc Commune (population ~1,990) and Kham Duc District Town (population ~6,560), where Olympus has its local headquarters. Although Kham Duc has a district hospital with out-patient facilities and limited trauma casualty facilities, health care and education facilities are considered inadequate, with a distinct division in the standard of services and socio-economic opportunity available to ethnic minorities.

Olympus Pacific Minerals Inc.

Electricity is provided from the Vietnam national grid supplying 1.6 MW at 22 kV supply. Telecommunications facilities are good and include internet and cell phone service. Water, although often polluted by the artisanal mining, is readily available on and near the Property. The population density within the Dak Sa Valley is approximately 25 per square kilometres2. Except for small-scale slash and burn agriculture, the topographic relief in the area of the project area is unfavorable for farming activities.

Geology
Two major stratigraphic units are present on the Property as follows:

Kham Duc Formation (Proterozoic): This formation consists largely of sedimentary rock.

Avuong Formation (Paleozoic): This formation is distinctive as it hosts significant amounts of mafic volcanic rock types.

The most significant fault related to mineralization on the Property is the Dak Sa Fault Zone (“DSFZ”). The Dak Sa fault zone runs North-South for over five kilometres through the centre of the Dak Sa Prospect (host to the South (Bai Dat) and North (Bai Go) deposits). The DSFZ appears to be primarily a thrust fault and features prominent gold mineralized quartz vein/breccias.

(d)  History of Exploration on the Phuoc Son Gold Property

In 1997 and 1998, Olympus Pacific Minerals became involved in the Phuoc Son project and took over direction of exploration programs from Indochina Goldfields Ltd. (subsequently Ivanhoe Mines Ltd.).

Since Olympus became directly involved in Phuoc Son in 1998 there have been several stages of exploration (carried out through and by NVMC). Selected portions of the property, including some safely-accessible artisanal underground workings, have been subjected to geological mapping, bedrock, float and channel sampling, soil geochemical surveying, magnetic surveying, self-potential geophysics and diamond drilling. The exploration stages are described as follows:

•
Stage 1 (October 1998 – March 1999): reconnaissance surveying of the then 100 square kilometres license area, identification of the three major mineralized shear structures, and commencement of detailed exploration over the first of these structures (the Dak Sa shear zone);

•
Stage 2 (April 1999 – December 1999): continuation of detailed exploration over the southern end of the Dak Sa shear zone (including mapping/sampling and diamond drilling six holes at Bai Dat) and follow-up exploration at other sites (particularly at K7) within the balance of the license area;

•
Stage 3 (January 2000 to June 2000): grid soil sampling in the Dak Sa & K7 shear zones, rock sampling, geological mapping, pan concentrate survey, diamond drilling of 29 holes at Bai Dat, Bai Cu, Bai Chuoi and Bai Go, within the Dak Sa shear zone;

•
Stage 4 (July 2000 to December 2000): detailed geological mapping, nine square kilometres soil survey north of Bai Go, rock geochemistry, petrology and diamond drilling of 17 holes at Bai Dat, Bai Cu, Bai Chuoi and Bai Go;

•
Stage 5 (January 2001–December, 2001): continuation of drilling with 31 additional holes at the Bai Go, Bai Gio and Bo prospects, as well as geological mapping, rock and soil geochemistry, pitting, surface and underground channel sampling, petrology, and gridding at other prospects including K7, Hoa Son, Tra Lon, Suoi Cay, Vang Nhe, Khe Rin, Khe Do and Khe Cop;

•
Stage 6 (January 2002 to December, 2002): scout drilling at the Khe Rin, North Khe Do, Khe Do, Bai Buom, Tra Long and K7 prospects (32 drillholes), as well as pitting at Nui Vang, geological mapping/sampling, soil geochemistry, ground magnetometer surveying at Khe Rin-Khe Do and Bai Buom, reconnaissance mapping elsewhere, including Vang Nhe, Tra Long, K7 and Hoa Son; commencement of mine scoping studies at Dak Sa; and

•
Stage 7 (January 2003 to December 31, 2003): in-fill, step-out and geotechnical diamond drilling at Bai Dat, Bai Go, Bai Chuoi and Bai Cu (27 holes); preparation of mineral resource estimates for the Bai Dat and Bai Go deposits; continuation of the scoping studies. A diamond drilling program was completed at Bai Chuoi sector (between the Bai Dat and Bai Go deposits) and soil geochemical surveys were being conducted elsewhere on the property.

Olympus Pacific Minerals Inc.

As at December 31, 2003, accumulated deferred exploration costs were $3,320,716 and mineral properties was $904,605 for the Phuoc Son Gold Property

2004 Work

In 2004, deep C-horizon soil geochem, ground magnetic and radiometric surveying were completed at the South Bai Cu, Round Hill, Ca Creek, Dak Sa, North Dak Sa, Bai Gio East, Bai Gio North, Hoa Son, K7 East and Tra Long prospects. A small orientation SP (self potential geophysics), program was completed at Nui Vang prospect.  Geological mapping was conducted at Dak Sa, Quartz Creek, South Bai Cu, Round Hill, K7 and Ca Creek prospects. A BLEG and stream sediment sample program was completed over the northern section of the Phuoc Son Investment Licence not covered by previous surveys.  Diamond drill programs were carried out at Bai Cu (4 holes), Bai Chuoi (one hole), Round Hill (5 holes), Nui Vang (3 holes), K7 (3 holes), Bai Gio North (6 holes), and Khe Rin (7 holes), prospects. Two metallurgic drill holes were completed at Dak Sa – South Deposit (one hole), and North Deposit (one hole). A geophysical consultant from Canada visited the property and filtered/processed all previous magnetic data to facilitate improved anomaly resolution.  Based on what management considered to be favorable results, exploration continued into 2005.   During the year ended December 31, 2004, $1,095,335 was incurred on mineral properties for the Phuoc Son Gold Property, excluding the impact of the Vend- In transaction described in Item 4.D.1.

2005 Work

In 2005, Self Potential (SP), geophysical programs were completed over the Dak Sa sector, Hoa Son, Bai Gio North, Bai Gio East and Bai Cu prospects.  Trenching and sampling at Bai Gio North and Bai Gio East was completed.  Geological mapping was completed at Bai Gio North, Bai Gio East, Hoa Son and Bai Chuoi. Exploration diamond drilling programs were conducted at Bai Go North (one hole), North Deposit (9 holes), South Deposit (16 holes) and Bai Chuoi (3 holes). An intensive re-logging program was carried out on North Deposit drill core during the year, combined with structural studies and new drill sections prepared and reviewed for Dak Sa. Resource estimates were completed to update the South Deposit ore body, incorporating the results of the in-fill drill program. The results of exploration were favorable in 2005, especially in the Dak Sa area, resulting in further exploration work in 2006.   During the year ended December 31, 2005, deferred exploration and development costs of $1,805,607 were incurred for the Phuoc Son Gold Property.

2006 Work

As of  December 31, 2006, the Company had completed 63 drill holes totalling approximately 11,330 metres, mainly focusing on the: North (Bai Go) Deposit, South (Bai Dat) Deposit, and other exploration holes on assorted priority targets in the Dak Sa area. These ongoing exploration activities resulted in additional positive drill results at Phuoc Son.   Over the course of 2006, the North Deposit was significantly enlarged and now extends in excess of 900 metres in a north-south orientation.  The drilling also confirmed that the deposit remains open for further expansion.   In April 2006 resource estimates were updated internally by qualified persons using the original resource estimates audited by an independent engineering firm, as a base document.  The April 2006 update was on the North Deposit ore body, incorporating the results of drilling to March 31, 2006. An in-house technical report was completed with respect to the North and South Deposits.  An engineering firm was selected to complete an independent review of this technical report that would result in an issuance of a Form 43-101 Compliant Independent Technical Report.  During the year ended December 31, 2006, deferred exploration and development costs of $2,458,242 were incurred for the Phuoc Son Gold Property.

2007 Work

On January 15, 2008, the Company released updated resource estimates and exploration results at Dak Sa (VN 320). The Measured and Indicated (“M & I”) resources, based on drilling up to October 2007, were stated to be 600,260 tonnes at an average grade of 10.95 g/t for 211,325 ounces of gold. The M & I total is comprised of Measured Resources of 157,450 tonnes, grading 13.06g/t and Indicated Resources of 442,810 tonnes, grading 10.2g/t. Additional resources of 425,610 ounces are contained within the Inferred category (1,955,400 tonnes at 6.77 g/t).   Reference is made to the technical report “Preliminary Assessment of the Phuoc Son Project” dated December 2007 posted on www.sedar.com (under the Company’s filings) for further details.

Olympus Pacific Minerals Inc.

For the year ended December 31, 2007, the drilling program at Phuoc Son completed 11,170 meters in 37 drill holes.  During the year ended December 31, 2007, deferred exploration and development costs of $5,064,000, were incurred for Phuoc Son Gold Company.

(e)  Mineral Occurrences

Since 1998 Olympus has discovered and/or explored 23 important showings on the Phuoc Son Property.  The most significant of these are the South and North Deposits in the Dak Sa area of the property. Following are descriptions of these two significant discoveries and a table summarizing the others based upon the Company’s own work.

South Deposit (Bai Dat)

The South Deposit is located in the southern portion of the property along the Dak Sa zone. Exploration to date has delineated one main mineralized quartz vein.  The vein varies in thickness from one metre to over ten metres.   The mineralized quartz vein contains pyrite, pyrrhotite, galena, sphalerite, and native gold.  The total sulphides vary from less than 1% to more than 60%.

The South Deposit mineralization remains undefined on the down-dip to the NW (although rising terrain indicates increased depth to target in this direction) and with additional exploration, additional resources could be identified.

North Deposit (Bai Go)

The North Deposit is some 1000 metres north of the South Deposit on the Dak Sa zone.  Overall, the North Deposit quartz vein system has widths of up to 32 metres. The Au-Ag-Pb-Zn mineralization is primarily fracture controlled in quartz. Drilling has delineated a central high-grade zone.  The 2006 drilling at the North Deposit has Reported results nearly extending the strike length of the North Deposit to over 900 metres and confirming that the deposit mineralization remains undefined further to the north and south.  Ongoing drilling in 2007 will focus on continuing to enlarge the deposit as well as bringing the currently outlined exploration extensions to mineral resource status.

Other Phuoc Son Property Showings

The Phuoc Son property hosts approximately 23 other occurrences and further exploration is required to evaluate the economic viability.  Four of these occurrences are located in the Dak Sa area and have significant exploration potential that could result in development.

2008 Work  During 2008,  the Company  completed 22 drill holes totalling approximately 8,558 meters.

Exploration work has defined the “productive” Dak Sa shear deposit over a strike length of approximately five kilometers, expanded the Dak Sa resource base, and has confirmed that the mineralization remains open.

During the fourth quarter of 2008 work was undertaken to re-evaluate the Reserves and Resources in the Phuoc Son property following drilling programs completed earlier in the year.  The Proven and Probable Reserve Estimates [“P&P”], based on drilling up to 31 December 2008, stands at 930,390 tonnes at an average grade of 7.79 g/t for 233,150 ounces of gold.  Measured and Indicated [“M & I”] resources, based on drilling up to December 2008, stands at 709,670 tonnes at an average grade of 10.76 g/t for 245,470 ounces of gold. The M & I total is comprised of Measured resources of 163,320 tonnes, grading 12.76g/t and Indicated resources of 546,350 tonnes, grading 10.16g/t. Additional resources of 401,640 ounces of gold are contained within the Inferred category (1,884,200 tonnes at 6.63 g/t).  Refer to 4.D. above for details.

During the year ended 31 December, 2008 deferred exploration and development costs of $4,630,344 were incurred for Phuoc Son Gold Company.

Olympus Pacific Minerals Inc.

2009 Work

 During 2009, no exploration drilling was completed at the Dak Sa deposit. Work continued to re-evaluate the Reserves and Resources in the Phuoc Son property following drilling programs completed in 2008.

During the year ended 31 December, 2009 deferred exploration and development costs of $1,420,964 were incurred for Phuoc Son Gold Company and $323,170 was spent on Property, plant and equipment acquisitions.

The Company placed the Phuoc Son mine into commercial production effective October 1, 2009.

Resource Estimates

Refer to 4(D) Global Resource table for detail of mineral resource and ore reserves for the Phuoc Son Property.

No subsequent estimates of the resources on the property have been made.  Management believes that the underground exploration program currently underway will enable the Company to outline additional mineral resources in 2011.

4B.	Bong Mieu Gold Property

The Company holds Mining and Investment Licences covering 30 square kilometres within the Bong Mieu gold property area. The Investment Licence covers three deposits: Bong Mieu Central (an open pit - Ho Gan), Bong Mieu East (a potentially open-pittable deposit) and Bong Mieu Underground (an underground deposit) that was operated by the French from 1896 to 1941. Olympus acquired this project in 1997.

Olympus has been involved with the property since September 1997.   Olympus acquired its interest in the Bong Mieu Gold Property in September 1997 by acquiring 100% of Bong Mieu Holding, Ltd.  from Ivanhoe Mines Ltd.  The Company has a 100% interest in Bong Mieu Holdings Ltd., which holds an 80% ownership interest in Bong Mieu Gold Mining Company Limited (“Bogomin”), a joint venture enterprise incorporated in Vietnam, which has surface rights on the Bong Mieu property.   The other 20% of Bogomin is owned by two Vietnamese governmental organizations, MIDECO (10%) and Minco (10%).

The Company constructed the Bong Mieu Central open pit mine and associated infrastructure in 2005 and 2006, with commercial gold production starting in the fourth quarter of 2006.  Current ore throughput at Ho Gan pilot plant is about 500 tons per day.   Electric power for the plant is provided by the national grid with back-up power generation provided by the Company-owned generators which have the capacity to run the full operation.   The main equipment utilized at the Bong Mieu Central open pit mine includes the following: ball mills, generators, assay lab equipment, lab flotation cell, crusher / conveyor system and Gekko Gold processing plant.  The general manpower requirement at Bong Mieu is approximately 367 workers on average.   Processing plant and lab maintenance routinely occurs with the operations.

The Company manages the exploration programs on the property on behalf of the joint venture.   The property covers four known deposits, namely Bong Mieu Central (Ho Gan), Bong Mieu East (Ho Ray), Bong Mieu East (Thac Trang) and Bong Mieu Underground (Nui Kem), and several other mineralized occurrences.  One property, Bong Mieu Central (Ho Gan), has proven and probable reserves resulting in the related mine construction and gold production.

Starting in 2005 and continuing into 2006, mine construction at the Company’s Bong Mieu Central Gold Mine (Ho Gan) was completed.   After the initial gold pour in March 2006, it was determined that the process needed to be reconfigured.   The logistic supply chain for importing equipment into Vietnam is lengthy and deliveries take six to eight weeks after order placement.  Consequently, new equipment installation and resulting system optimization took place during the course of second and third quarters of 2006.

Production at the Bong Mieu Central plant (VN220) has steadily improved since commercial production began in October 2006 as a result of improved throughput levels, grades, and recoveries.  Ongoing improvements have been made to increase recovery and capacity including the installation of a control monitoring system in the first quarter of 2007; and in the first and second quarter of 2007, installation of a third detoxification tank and absorption tank to scavenge gold in solution from the leach tails.  The plant has been producing, on average, approximately 1,000 ounces per month since July 2007.

Olympus Pacific Minerals Inc.

Mill throughput fell three percent in the fourth quarter of 2007 compared to the third quarter of 2007 due to a ball mill motor failure, power outages, and high levels of rainfall in October 2007.  Recoveries were also lower in the fourth quarter due to changes in the ore type being processed. As a result of lower throughput and recoveries in the fourth quarter 2007, gold production was 8.6 percent lower than the third quarter of 2007. A total of 9,198 ounces of gold were sold for proceeds of US$6,996,257 during 2007.

The plant was designed as a gravity/sulphide flotation circuit and the main cause of the fluctuating recovery is a result of the degree of oxidization in the ore feeds. Oxidized ores do not float well and reduce recovery. To mitigate this problem, the mine has blended the ore to obtain a higher recovery.  The Company also installed a Falcon concentrator to help improve recoveries.  It is anticipated that, in the future, the tailings will be reworked.

The carrying value of the mineral property and rights and deferred development costs related to the Bong Mieu Property, is approximately $2.6 million and $11 million respectively, as at December 31, 2009, and the carrying value of the property, plant, equipment and infrastructure for the Bong Mieu property is approximately $6.6 million.   Current ore throughput at the Bong Mieu Plant is approximately 450 tons per day.   Electric power for the plant is provided by the national grid with back-up power generation provided by the Company-owned generators which have the capacity to run the full operation.

At Bong Mieu Underground (“BM Underground”), an underground deposit mined in the 1940s, is fully permitted to mine and is located within one kilometre of the BM Central plant.

Exploration work to date has resulted in a significant new discovery in the east area of the property, Bong Mieu East (VN240), as well as a number of new surface showings.  There is potential for additional discoveries and resource expansion based on work completed to date.

Property Description and Location

The Bong Mieu property is located in the Tam Lanh Commune of the Tam Ky District, in the southeast corner of Quang Nam Province in central Vietnam. It is some 20 kilometres south of the provincial capital of Tam Ky which lies about 60 kilometres south of the city of Da Nang along Highway 1 (see Figure 3).

The Bong Mieu Central (Ho Gan) gold deposit is located some 2 kilometres south of the Bong Mieu camp and offices on the southern side of the Bong Mieu River. Figure 4 shows the location of the Ho Gan,  Bong Mieu East (Ho Ray) and Nui Kem deposits and the other principal occurrences on the property.

The property is covered by a 25-year Investment License covering 3,000 ha granted in March, 1991. Two Mining Licenses (one on Ho Gan, the other on Nui Kem), a tailings area and a construction area (on the camp/office area), covering a total of 365 ha are located within the Investment License area.

The investment license, No: 140/GP dated March 5, 1991, permits two parties namely: MIDECO, a Vietnamese Company, and Covictory Investment Limited (“CIL”), based in Australia, to establish a joint venture in Vietnam named Bong Mieu Gold Mining Co. Ltd. (“Bogomin”).  The joint venture has a term of 25 years starting from the date of issuance of the investment license and after 25 years, an application can be made for extension.  The joint venture was to have investment capital of $13,200,000 and legal capital of $1,000,000, with MIDECO contributing $200,000 cash or “in-kind” being 20% of legal capital and CIL contributing the equivalent of $800,000 in foreign currency, equipment and expenditures to Bogomin.   Bogomin is exempt from import duties for all materials, equipment and spare parts imported by Bogomin and the product of Bogomin is licensed for export and sale in Vietnam.  Bogomin must pay a 3% net smelter return royalty to the Vietnamese government, pay specified rent of US $200 per hectare per annum for land, remit corporate profit tax equal to 18% of profits for the first five years of profit (after five years the tax rate will be determined but will not exceed 25%); however, Bogomin is exempt from corporate profit tax for the first two profit-making years.    The joint venture profits shall be shared as follows:  10% for MIDECO, 10% for MINCO and 80% for CIL.   At the remittance of profits abroad, CIL must remit 5% of profits as profit remittance tax.   In an amendment to investment license No 140/GP, dated November 29, 1993, the assignment of all share capital, obligations, and rights of CIL in Bogomin to Bong Mieu Holdings Limited (“BMHL”) was approved.  The license was also amended increasing the invested capital to $15,000,000.  In a further amendment to investment license No 140/GP, dated June 9, 2005, the profit remittance tax was cancelled and the total invested capital was increased to $25,000,000 and legal capital was increased to $3,000,000 of which MIDECO contributes $600,000 of the legal capital in currency or in kind and BMHL contributes $2,400,000 in currency, materials, equipment and expenditures. This remained unchanged at December 31, 2008.

Olympus Pacific Minerals Inc.

On July 22, 1992, Bogomin obtained a mining license to allow the mining of gold at the Bong Mieu gold mine whereby the total mining area is 358 ha including open pit area of 230 ha, underground mine of 100 ha and tailings area of 28 ha.  The mining license has a term of 25 years starting at the date of the issuance of the investment license.    Each year a mining report must be submitted to the Ministry of Heavy Industry and the State Mineral Resources Management Department.

On October 9, 1993, a Land Use certificate was issued to Bong Mieu Gold Mining Co. Ltd. by the People’s Committee of Quang Nam-Da Nang Province for the Bong Mieu gold mine.  The certificate covers a 365 ha area of which 300 ha is gold mining land, 32.3 ha is waste dumping land and 2.7 ha is for basic construction.  The Land Use Certificate has a term of 25 years from September 1992 to September 2017.

On December 31, 2008, Bong Mieu Gold Mining Company obtained the renewed annual gold export certificate to allow for exportation of any dore that is produced by the Company that will be refined and sold offshore, which will expire on December 31, 2009.

The Bong Mieu exploration license was granted on December 15, 2008.  The Company had previously been engaging in exploration activities under the investment license. Under Vietnamese law, an exploration license is required in order to get new or amended mining licenses.   The Exploration license term is two years.

Figure 3: Bong Mieu Gold Property

Olympus Pacific Minerals Inc.

Figure 4: Ho Gan Mining Map

Accessibility, Climate, Local Resources, and Infrastructure
Access to the Bong Mieu Project area is by 90 kilometres of bitumen road from Da Nang, via Tam Ky to Tien Phuoc. The Bong Mieu Central (Ho Gan) Mine is accessed from Bong Mieu via previously constructed dirt tracks. Some of these are heavily eroded in places but can easily be reformed by bulldozer and faced with rock to provide all weather access.

The monsoon tropical climate has temperatures varying from a high of 42°C in summer to 16°C in winter, although it is reported that temperatures may fall below 16°C in the cold season. Rainfall records from the weather station at Bong Mieu show an average annual rainfall of 4,086 mm over the 2 year (August 1993 to July 1995) with a minimum annual rainfall of 2,935 mm and a maximum annual rainfall of 5,265 mm. Generally, 80% of the total annual precipitation occurs within the wet season (September to December) with the greatest precipitation occurring in October. January through August are generally drier months, with less than 180 mm of precipitation per month and January to April are typically extremely dry.  Regionally, the relative humidity is high and reasonably consistent year round, ranging from an average of approximately 83% in April to 93% in November and December.

Most of the Property is relatively rugged with steep slopes and valleys. Maximum elevation is approximately 500 metres above sea level. The flattest portion of the Property is cultivated but the remainder has second and third – growth forest.

The Property is near the commune of Tam Lanh which comprises 10-12 villages and a population of between 5,000 to 10,000. The commune provides a medical clinic and primary schools. The local economy is based on agriculture although some employment is found in local construction and a small amount of artisanal gold mining, both on the Property  and outside.

Olympus Pacific Minerals Inc.

Electrical power via the national grid is close to the Property and reaches the villages. Water is available on the Property from the local rivers.

Geology
The Bong Mieu property is situated in central Vietnam, 20 kilometres south of one of the main branches of the Phuoc Son Suture, which is probably one of the most important structural controls of gold metallogeny in central Vietnam.

Bong Mieu Central (Ho Gan Deposit)

The Ho Gan deposit is flat lying, occurs on surface over an area of 1000 metres by 800 metres and extends in most places to a known vertical depth of up to 15 metres. The gold mineralization is hosted within altered, intrusive rocks, breccias and quartz veins.

Bong Mieu East (Ho Ray Deposit & Thac Trang)

Mineralization is hosted by quartz veined and sulphide bearing skarn, granite gneiss and schists that dip moderately to the northeast.

Nui Kem

The mineralization is dominantly hosted by quartz-sulphide veins and shear zones contained within a sequence of altered sedimentary schists that dip shallowly to the south.

For the above three deposits, typical gold mineralization contains sulphides consisting primarily of pyrite and locally pyrhotite up to to 10%.

History of Exploration on Bong Mieu Gold Property
From 1997 until late 2001 Olympus (which managed the project for Bogomin) carried out no work on the Property. During this period a small staff was employed to maintain a presence at the field office, to keep the Property secure and discourage artisanal mining as much as possible.

In mid-2002, Olympus renewed work at Bong Mieu. The Property database was reviewed, mapping and sampling carried out and historic Mineral Resource estimates reassessed, all in part by a geologist who had worked on the Property previously. A start was made on preparing updated JORC-compliant Mineral Resource estimates and recommendations were made for additional work.

In 2003, regional and property– scale geological mapping and geochemical rock sampling was completed.   By the end of 2003, several areas were identified as meriting follow-up work.

As at December 31, 2003, accumulated deferred exploration costs were CAD$517,079 and mineral properties was CAD$3,944,000 for the Bong Mieu Gold Property.

2004 Work

Bong Mieu Central (Ho Gan Deposit)

Infill and delineation diamond drilling programs comprising 228 holes were undertaken on the Ho Gan deposit. The holes were drilled vertically, on approximately 25 metre centers to depths ranging from 5.0 to 36 metres. The objective of the drill program was to expand and/or define the limits of the deposit to enable detailed engineering of the pit outlines and the preparation of production schedules.

The program was successful in extending the limits of the known mineralization as well as establishing the continuity of mineralization between the previously defined resource outlines in all three areas.

Bong Mieu East (Ho Ray Deposit & Thac Trang)

At  Thac Trang immediately southeast of the Ho Ray deposit, a 15-hole program was completed in July 2004.  It encountered encouraging results which management believed warranted additional exploration in 2005.

During the year ended December 31, 2004, deferred exploration and development costs of CAD$2,847,014 were incurred for the Bong Mieu Gold Property.

Olympus Pacific Minerals Inc.

2005 Work

Bong Mieu Central (Ho Gan Deposit)

New resource estimates were completed in March of 2005 for the Ho Gan open pit deposit following completion of the 2004 drilling and receipt of all results. The updated Ho Gan mineral resource estimates (using a 1.0 g Au/t lower cutoff and a 10.0 g Au/t top cut) are shown in 4D.2 (f).   The development of the mine commenced with the construction of the plant, tailings dams and related infrastructure.

Bong Mieu Central

Three shallow exploration and condemnation holes 54 metres were completed.  Engineering, metallurgical and environmental studies were successfully completed.

Bong Mieu East – Ho Ray Deposit, Thac Trang and Rung De Prospects

A diamond drilling program during the early part of 2005 continued to evaluate the Thac Trang discovery.

Nui Kem

Five widely spaced exploration holes were completed at the Nui Kem deposit located approximately 1.5 kilometres from the Ho Gan deposit. The drill program successfully confirmed the down-dip continuation of the main Nui Kem structure over a strike length of approximately 1.7 kilometres and to a depth of 250 metres below the deepest underground development level. Gold assays ranging from 1.65 g/t to 2.68 g/t were returned.  The drill program resulted in expanding the structure.

During the year ended December 31, 2005, CAD$2,794,000 was spent on deferred exploration and development and CAD$5,577,384 on capital assets for the Bong Mieu Gold Property.

2006 Work

Exploration, infill and metallurgical drill programs continued in the Bong Mieu East area. Through December 2006, Olympus completed 66 drill holes totalling approximately 3,020 metres. Metallurgical test-work on representative Bong Mieu East ore types was conducted.

Preliminary exploration programs, including drilling, were initiated to evaluate the economic potential of two new prospects, Ho Gan East and Bong Mieu West.  At the Nui Kem mine, the exploration decline portal was completed and the first 70 metres of the tunnel were developed.

During the year ended December 31, 2006, deferred exploration and development costs of CAD$3,147,855 were incurred for the Bong Mieu Gold Property.

2007 Work

As at December 31, 2007 Olympus had completed 15 drill holes totalling approximately 1,615 metres on the property. The bulk of the drilling was focused on the Nui Kem/Saro Hill areas (VN230) which host vein structures parallel to the main Nui Kem vein system.

On October 9, 2007, the Company reported increases to the mineral resources at the Bong Mieu Gold Property as outlined in a Technical Report prepared by Terra Mining Consultants and Stevens & Associates ("TMC/SA").  The full text of the report is available on the Sedar website:  (www.sedar.com).   Refer to the updated mineral resources estimates table in Item 4.D.2(f).

During the year ended December 31, 2007, deferred exploration and development costs of CAD$1,870,000 were incurred for the Bong Mieu Gold Property.

2008 Work

During the 2008 year the Company completed 35 drill holes totaling approximately 5,062 metres on the property. The bulk of the drilling was focused on the Ho Ray, Nui Kem West and Dak Sa deposits.

Follow-up mapping at Suoi Tre, following a deep soil sampling program undertaken in 2007, confirmed the presence of a steep SE-dipping mineralized structure.

A program of consolidating the ground-based and remote sensing data was completed by Encom in the second quarter of 2008 and follow up field work was commenced in the third and fourth quarter of 2008.

Olympus Pacific Minerals Inc.

In the first quarter 2008 the first ore targets were intersected at the Bong Mieu Underground Deposit.  The holing of the decline development at the lowest level of the old mine was completed in the second quarter, which lead to partial development and stoping in the third quarter of 2008.

The Bong Mieu Exploration Licence No 2125/GP-BTNMT was received and registered with the DGMV in the fourth quarter of 2008.

During the year ended December 31, 2008, deferred exploration and development costs of CAD$4,183,755 were incurred for the Bong Mieu Gold Property.

2009 Work

Mining and processing of ore from the Bong Mieu Central pit (VN220) was cut back in 2009 to allow more of the high grade Phuoc Son ore to be processed in the plant.  Quantities were increased in the first and third quarters while trucking of Phuoc Son ore was not possible.

Development activities for the 2009 year comprise 333m of level drives and 194m of raises.

The supplement to Ho Gan Environmental Impact Assessment to include Nui Kem underground was replaced with Nui Kem Environmental Impact Assessment Report submitted to Department of Natural Resources on December 10, 2009. Formal inspection is scheduled early first quarter of 2010.

The Bong Mieu Underground project (VN230) was placed into commercial production on April 1, 2009.

During the year ended December 31, 2009, deferred exploration and development costs of $1,903,759 were incurred for the Bong Mieu Gold Property and $1,088,427 was spent on Property, plant and equipment acquisitions.

Main mineral occurrences
Olympus is exploring the Bong Mieu project area for primary gold deposits. The majority of gold deposits and prospects on the property lie within the core and on both limbs of the Bong Mieu anticline.  Mineralization at all locations, except that at Ho Ray, occurs within shears that host quartz+sulphide veins, brecciated quartz+sulphide+schist and/or sulphide bearing schist.  The Ho Ray mineralization occurs within calc-silicate lithologies and underlying quartzite, biotite schist and gneiss.  The mineralization has an apparent stratabound distribution.  The most significant mineral occurrences on the property are the Ho Gan, Ho Ray and Nui Kem. Resource and reserve estimates for these deposits are summarized as following:

Ho Gan (Bong Mieu Central)
Gold mineralization is located within several closely stacked shallow dipping shears that host quartz+sulphide veins, brecciated quartz+sulphide+schist, and/or sulphide bearing schist (occasionally oxidized and carrying limonite/goethite).  Some shears have demonstrated lateral extent to some 2 kilometres.  The most common sulphide is pyrite.  Galena and arsenopyrite also occur.

Much of the deposit outcrops or occurs shallowly beneath the surface and varies in thickness, with a maximum thickness of 11.6 m.

Ho Ray and Thac Trang (Bong Mieu East)
The Ho Ray and Thac Trang gold (plus minor sulphide) mineralization occurs within calc-silicate rocks.

The gold is often associated tungsten mineralization which occurs as scheelite.

Nui Kem (Bong Mieu Underground)
Gold mineralization is hosted by quartz+sulphide veins that occupy shears in the underlying quartz+feldspar+biotite schist and gneiss.  They have been exploited over a strike length of some 2 kilometres and down dip for at least 350 m.  The common sulphide minerals are pyrite, galena, sphalerite and lesser pyrrhotite.  The veins vary in thickness up to 2.2 m and average 1.0 m.

The Bong Mieu property hosts five other gold occurrences that warrant additional exploration to determine economic viability.    These occurrences are located in the Bong Mieu area and have significant exploration potential that could result in development.

Olympus Pacific Minerals Inc.

Resource and Reserve Estimates

Refer to the Global Resource table for detail of mineral resource and ore reserves for the Bong Mieu Property.

4C.	Capcapo Property, The Philippines

(a)           The property is located north of the prolific Baguio-Mankayan Gold District. The project area has all the similar epithermal–porphyry gold characteristics as the Baguio Gold District but has remained virtually unexplored. Olympus’ partner on the property is Abra Mining and Industrial Corporation (“AMIC”). AMIC has been operating and exploring within Northern Luzon for over 40 years and provides Olympus with a local partnership in the Philippines.

On November 23, 2006, a Memorandum of Agreement and Supplement to Memorandum of Agreement [“MOA”] was entered into by AMIC, the Company and Jabel Corporation that allows the Grantee (defined as “Olympus Pacific Minerals Inc. and a Philippine national”) to acquire an option to earn a 60 percent interest in AMIC’s Capcapo mining tenement (the “Property”) located in the Province of Abra in the Philippines upon completing a specified level of expenditures on the property.  At March 24, 2009, the joint venture terms were not finalized due to ongoing negotiations with the partners.

The MOA is a binding agreement that is conditional on the Company's completion of a due diligence program to validate historical drilling information. Under the MOA, the parties will form a joint venture corporation ("Newco") that will develop, manage and conduct mining operations on the Property. Newco and Jabel will become co-holders of the titles to the Property. Although Jabel's name will remain on the Capcapo Property titles, Jabel's only economic interest in the Property will be a royalty. Aside from the royalty, all of the Capcapo Property's proceeds shall flow through Newco.

Upon full exercise of the option, Newco will be 40% owned by Kadabra Mining Corp. (“Kadabra”), 20% owned by a Philippine national that the Company will identify ("Philco"), and 40% owned by AMIC. Collectively, the 40% ownership of Kadabra and the 20% ownership of Philco in Newco represent the 60% interest in the Property that is subject of the MOA.   Under Philippine law, foreign-owned entities can only hold up to 40% of a Mineral Production Sharing Agreement (“MPSA”).

Under the MOA, once the due diligence procedures are completed with the drilling information being validated and a formal agreement is signed, a cash payment of U.S. $200,000 is required to be made by the Grantee to AMIC.  Six months after the signing of the formal agreement, the Grantee is required to issue the Company’s common shares to AMIC with a total value of U.S. $350,000, based on the average of the trading price of the Company’s common shares for the five trading days preceding the date of the signing of the formal agreement.  Once the Grantee has spent U.S. $3 million on exploration and development work on the property, the Grantee will issue to AMIC further common shares of Olympus with a total value of U.S. $450,000 based on the average of the trading price of the Company’s common shares for the five trading days preceding their date of issuance.  To earn the 60% interest, a cumulative spending of U.S. $6 million by the Grantee on exploration and development must occur by the end of the 5th year after the signing of the formal agreement.  The Grantee earns a 20% interest after the first U.S. $1 million is spent, an additional 20% interest after an additional U.S. $2 million has been spent and an additional 20% interest after an additional U.S. $3 million has been spent.  Once the 60% interest has been earned, a new joint venture company (“NEWCO-2”) would be formed of which the Grantee would hold a 60% interest.   If the Grantee obtains less than the 60% interest, the Grantee would share in less than 60% of the results of the joint venture.   One year after full commercial production is achieved on the property, a royalty would be paid to Jabel, the underlying title holder of the property, equal to either 3% of gross value of production or 6% of annual Profit of NEWCO-2, as defined in the agreement, whichever is higher.  As at March 24, 2009, the joint venture terms are not finalized due to ongoing negotiations with the partners

Following the initiation of Community Consultation in accordance with Philippine laws in the fourth quarter of 2007 and the commencement in the first quarter of 2008 of a formal program of Free, Prior and Informed Consent, undertaken in conjunction with the National Commission on Indigenous Peoples (NCIP), all efforts in Capcapo area have concentrated on obtaining Community approval which is required before any further exploration can continue.  At December 31, 2008, the formal report and community decision was still awaited from the NCIP.

Olympus Pacific Minerals Inc.

Total cumulative spending on this project as at December 31, 2008 was $865,779 which was capitalized to deferred exploration.  At December 31, 2008 the full $865,779 of capitalized deferred exploration expenditure had been written off.  Management considers this is a prudent measure given the political unrest in the Philippines and the economic uncertainty of world markets at present. No further work will be undertaken in the Capcapo area until the NCIP Report is received and negotiations over the Joint Venture Agreement are resolved.

ITEM 5:	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following is a discussion of the results of operations of the Company for the fiscal years ended December 31, 2009,  2008, 2007, and 2006, and should be read in conjunction with the audited financial statements of the Company for such periods, together with the accompanying notes, included elsewhere in this Annual Report on Form 20-F. Unless indicated otherwise, all references herein are to U.S. dollars.

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles.  Reference is made to Note 17 of the financial statement for the years ended December 31, 2009, 2008, 2007 and 2006 for a discussion of the material differences between Canadian and United States generally accepted accounting principles, and their effect on the Company’s annual audited financial statements, respectively.  In addition to historical information, the following discussion contains forward-looking statements that involve risk and uncertainties. The Company’s actual results could differ significantly from those anticipated in these forward-looking statements as a result of certain factors, including those discussed in “Risk Factors” and elsewhere in this Annual Report on Form 20-F.

Overview

Olympus is an international mineral exploration and development company engaged in the business of acquiring and developing mineral properties in Southeast Asia. The Company’s long-term strategy is to position itself as a significant gold producer in Southeast Asia. The Company currently owns interests in two gold properties in Vietnam, which are referred to as the Phuoc Son gold property and the Bong Mieu gold property.  The Company has also submitted applications to acquire interests in several other properties in Vietnam, Philippines and Laos.

The Ho Gan plant at the Bong Mieu gold property has been commissioned and commercial production started in the fourth quarter of 2006.  The Company poured its first 3.6 kg doré bar on February 15, 2006.  On October 9, 2007, the Company reported increases to the mineral resource estimates at the Bong Mieu Gold Property as outlined in a Technical Report prepared by TMC/SA.    The full text of the report is available on SEDAR website. (www.sedar.com).

At the Company’s Phuoc Son gold property, on January 25, 2006, the Company secured a mining license in respect of the Bai Dat and Bai Go deposits (collectively the “Dak Sa Underground”).  Additional metallurgical testing is underway to optimize the recoveries and to enable the final selection of the process equipment.  The Company has received approval of its Environmental Impact Assessment Study.  The Company expects to place the Dak Sa Underground into production, subject to obtaining the necessary financing.   The Dak Sa mine construction is estimated to cost approximately $52 million with Management planning that the funding for this project will be financed by a combination of debt and equity.  However, there can be no assurance the Company will be able to raise the necessary financing.    The continued drilling at the North Deposit now extends in excess of 900 metres in a north-south orientation.   The drilling has also confirmed that the deposit remains open for further expansion.   In January 2008, PSGC obtained a new exploration license with a term of two years which will allow exploration activities in the specified areas.

Olympus Pacific Minerals Inc.

5A.	Operating Results

Bong Mieu Gold Property

In 2006, Olympus completed the construction of its gold processing plant at Bong Mieu Central where the first 3.65 kilogram gold dore bar was poured on February 15, 2006.   The plant was built on budget at $4.5 million but the start-up was slightly delayed due to the typical annual heavy rain falls (“monsoon”) from May to October. The plant is currently operating with a throughput of approximately 500 tonnes per day (“tpd”).  Based upon an evaluation of the operating results of the Bong Mieu Central (Ho Gan) plant since the commencement of commercial production, management determined during the fourth quarter of 2006 that the carrying amount of the long-lived assets related to the Bong Mieu Central (Ho Gan) mine was not fully recoverable.  Consequently, an impairment charge of CAD$4,280,000 was taken on the Bong Mieu Central (Ho Gan) deferred exploration and development cost in the fourth quarter of 2006.

Process Plant Results from the Bong Mieu Plant (including Phuoc Son ore):

	Q1-2009	Q2-2009	Q3-2009	Q4-2009	YTD 2009
Tonnes of ore milled*	37,576	32,288	37,231	33,164	140,259
Grade (g/t Au)	4.07	10.64	5.50	13.04	7.94
Mill recoveries (percent)	55%	69%	62%	72%	68%
Gold production (ounces)	2,692	7,588	4,053	9,984	24,317
Gold sales (ounces)	2,947	6,944	4,201	10,106	24,198
Sales (US$)**	$2,666,638	$6,396,532	$4,042,701	$11,222,989	$24,328,860
Cost of Sales (US$)***	$2,304,961	$3,449,697	$2,479,674	$5,762,303	$13,996,635
Amortization (US$)	$591,306	$804,819	$655,193	$2,585,507	$4,636,825
Royalties - Zedex & Govt (US$)	$111,997	$386,463	$200,735	$648,020	$1,347,215

*	The Bong Mieu Production Plant processes ore from Bong Mieu Central (VN220), Bong Mieu Underground (VN230), Tailings (VN220) and Phuoc Son Projects (VN320).

**
Total Gold Sales includes $7,216,077 YTD of gold sales from the Phuoc Son ore (VN320) and $712,043 Q1 gold sales from Nui Kem ore (VN230) which as it was not in commercial production has been offset against deferred exploration and development expenditure.

***
Total cost of sales includes $4,315,244 YTD of gold cost of sales and royalty expenses associated with the Phuoc Son ore and $807,680 expenses associated with Nui Kem sales which as they were not in commercial production have been recognized as deferred exploration and development expenditure.

Olympus Pacific Minerals Inc.

The table below shows combine production from the Bong Mieu Gold Property mines:

	Q1-2009	Q2-2009	Q3-2009	Q4-2009	YTD 2009	YTD 2008
Tonnes of ore milled	35,081	19,257	34,135	14,323	102,796	159,624
Grade (g/t Au)	2.94	4.85	4.54	5.78	4.07	2.82
Mill recoveries (percent)	53%	67%	60%	67%	63%	61%
Gold production (ounces)*	1,745	2,013	2,977	1,787	8,522	8,871
Gold sales (ounces)*	1,865	1,994	2,521	2,186	8,566	9,110
Sales*	$1,719,145	$1,756,460	$2,414,190	$2,383,490	$8,273,285	$8,160,530
Cost of sales*	$1,508,352	$1,058,063	$1,782,153	$1,059,066	$5,407,634	$6,917,161
Amortization*	$591,306	$804,819	$655,193	$880,137	$2,931,455	$2,814,227
Amortization oncharged to Phuoc Son	-	-	-	$(1,957,838)	$(1,957,838)	-
Royalties*	$78,604	$81,804	$109,306	$92,894	$362,608	$374,196
*Q1 sales and associated costs of sales shown above including amortization and royalties for the Bong Mieu Underground project have been capitalized as the project did not commence commercial production until April 1, 2009.

Production at the Bong Mieu Central plant (VN220) has steadily improved since commercial production began in October 2006 as a result of improved throughput levels, grades, and recoveries.  To increase gold recoveries, a re-grind circuit was received in December 2006 and was installed in the second quarter of 2007.  Ongoing improvements have been made to increase recovery and capacity including the installation of a control monitoring system in the first quarter of 2007; and in the first and second quarter of 2007, installation occurred of a third detoxification tank and absorption tank to scavenge gold in solution from the leach tails.  The plant has been producing, on average, approximately 1,000 ounces of gold per month since July 2007.  The plant was designed as a gravity/sulphide flotation circuit and the main cause of the fluctuating recovery is a result of the degree of oxidization in the ore feeds. Oxidized ores do not float well and reduce recovery. To mitigate this problem, the mine has blended the ore to obtain a higher recovery.  The Company also installed a Falcon concentrator to help improve recoveries. It is anticipated that, in the future, the tails will be reworked.

During 2009 a total of 24,198 ounces of gold were sold at an average price of $1,005 per ounce for proceeds of $24,328,860.

On November 1, 2005, Bong Mieu Gold Mining Company entered into a refining and sales contract with Argor-Heraeus SA (“Argor”) whereby Bong Mieu delivers doré bars which contain gold and silver to Argor’s delivery point at which point the risks of ownership pass to Argor.  Argor purchases the gold and silver from Bong Mieu at an amount equal to the value of the gold and silver shipment less any refining and transport charges.   The value of the gold and silver is determined by a number of factors such as the market price of gold and silver and assuming a specified return rate on gold and silver equal to 99.95% and 98%, respectively.   The price of gold used in the calculation is equal to the London Bullion market AM-fixing in US dollars per troy ounce and the price of silver used is equal to the silver-fixing of the London Bullion market in US dollars per troy ounce.     The original contract was valid from November 1, 2005 until October 31, 2007, with an option to extend the contract if agreed upon by both parties.   An addendums to the original contract have been signed to extend the original contract to December 31, 2010.  Currently, the Company has one customer, Argor.   If Argor was unable to purchase our gold, management believes another customer could be procured on a timely basis and any inventoried dore bars could be sold at the then market value.

Olympus Pacific Minerals Inc.

Phuoc Son Gold Property

On January 25, 2006, the Company received approval of its Mining Licence and on January 10, 2008, the Company received the exploration license that replaced the expired license for the Dak Sa Underground deposits located on the Phuoc Son property. The Dak Sa Underground is fully permitted.  On March 26, 2008 the Company received a positive independent “Technical Report on Feasibility Studies for the Phuoc Son Gold Project in Quang Nam Province, Vietnam” (the “Technical Report) authored by independent mining and geological consultants.  The full text of the report is available on SEDAR website. (www.sedar.com)., Terra Mining Consultants/Services & Associates.   The next step in this process is to evaluate and determine the best source of funding for the development stage of the Dak Sa (VN320) project.

In the meantime, the Company made the decision to self-fund the Dak Sa development.  This involves the treatment of high-grade Dak Sa ore at the Bong Mieu gold processing plant on a toll treatment basis.   Operations moved towards the primary development of the upper levels of Bai Dat for stoping.  Approvals were sought from local authorities for trucking ore from Phuoc Son to Bong Mieu at a rate of 100 tonnes per day.  This received provincial approval along with an inter-company agreement on pricing for toll treatment.  Development of the Dak Sa Underground continued and the project was placed into commercial production from October 1, 2009.

The capital costs for the Phuoc Son development and mine construction are estimated to be approximately $52 million.  The project cost increase is related mainly to mine and plant site design and access changes as well as the impact of rising labor and raw material costs occurring industry-wide.   The Dak Sa Underground Project (VN320) is currently comprised of the South (Bai Dat) and North (Bai Go) deposits which lie about one kilometer apart.   The northern area of the future mine will be accessed from the southern area by underground development.

Current Trends, Uncertainties, or Events that could Impact Company Results:

1.	Gold price volatility could impact profitability at the current operating mine and economic viability at development and exploration projects;

2.
The ability of the Company to continue its activities is dependent upon obtaining the necessary funding and/ or generating funds to continue its exploration and development programs and/or the realization of proceeds from the sale of one or more of its properties and/or assets. Management has determined that in the current economic circumstances, and because of the uncertainty of raising funds in the capital markets, self funding of the development of the Phuoc Son mine is the preferred option.  Accordingly, the Company has commenced toll treatment of the Phuoc Son ore at the Bong Mieu plant to enable self funding;

3.
As a result of the Company’s decision to fund its Phuoc Sun operations internally, and in order to conserve cash, the Company’s current policy is to ensure the Company operations are cash positive before it expands its exploration programs. The key focus of the Company in 2009 and 2010 is to increase production output to ensure the Company operations are cash flow positive and to develop  a production plant at Phuoc Son to enable processing of ore at that site rather than trucking it to Bong Mieu;

4.	Refer to Item 3D for a complete list of risks the Company faces.

Olympus Pacific Minerals Inc.

Management’s Discussion and Analysis for the years ended December 31, 2009 and 2008

Results of Operation

The Bong Mieu (VN220) Centrak mine went into commercial production effective October 1, 2006. The Bong Mieu Underground (VN230) mine went into commercial production effective April 1, 2009.  The Phuoc Son mine (VN320) went into commercial production effective October 1, 2009. During the year ended December 31, 2009,  a total of 24,198 ounces of gold were sold for proceeds of $24,328,860 during 2009 of which 8,489 ounces with proceeds of $7,928,120 were netted against deferred development costs for projects while they were not in commercial production Comments on selected items from our Consolidated Statements of Operations are noted in the table:

	2009	2008	% Change	Comments on variances
Sales	$16,400,740	$7,275,324	125
The Bong Mieu central plant sold 15,709 oz of gold during the 2009 year (at an average realized price of US$1,044 per ounce) compared to 8,489 oz of gold in the same period last year (at an average realized price of US$883 per ounce). An additional 8,489 oz of gold sales worth $7,928,120 in 2009 were capitalised for projects prior to their commercial production start date.

Cost of sales	9,448,441	5,820,382	62
Costs of sales increased due to increased sales in 2009.  The cost per ounce of gold produced was lower due to increased throughput and efficiency gains achieved by modifications to the Plant and Equipment during the year.

Amortization	4,392,945	2,468,047	78	Increased as a result of two mines coming into commercial production during 2009 which resulted in the commencement of amortisation of those Capital Assets.
Management fees and salaries	2,944,646	2,901,152	2	decreases as a result of reduced corporate office staffing in 2009 compared with 2008 and offset by inflation.
Professional fees	2,429,012	968,020	151	Increased as a result of the engagement of additional external professionals in relation to the amalgamation with Zedex Minerals Ltd
Travel	581,024	604,493	-4	No significant movement in this item during the 2009 year.
Investor relations and promotion	232,090	440,884	-47	Lower for the 2009 year due to change in marketing plans in 2008 flowing through to 2009 which had an overall reduction in costs.
Stock-based compensation	3,569,314	997,336	258
Increased as at the time the stock options were awarded the company share price was significantly lower than when they vested later in the year and the valuation of those options changed significantly.

Interest expense (income)	(11,795)	(551,023)	-98	Interest income decreased in 2009 due to the decreased cash balances held and reduced rates on available balances.
Foreign exchange loss (gain)	$(196,962)	$(330,916)	-40
Exchange gain reduced mainly as a result of no longer having to translate US dollars to CAD as the reporting currency has changed to US Dollars and the majority of the Company Cash and Investments are held in US dollars.

Olympus Pacific Minerals Inc.

Management’s Discussion and Analysis for the year ended December 31, 2008 and 2007

Results of Operation

The Bong Mieu (VN220) plant went into commercial production effective October 1, 2006. Since September 30, 2006, the Bong Mieu Central (VN220) mine no longer defers costs net of revenues as the mine is in commercial production. During the year ended December 31, 2008,  a total of 10,910 ounces of gold were sold for proceeds of $9,580,803 during 2008 of which 2,826 ounces with proceeds of $2,305,373 were netted against deferred development costs for projects that were not in commercial production

Comments on selected items from our consolidated statements of operations are noted in the table:

	2008 CAD$	2007 CAD$	% Change	Comments on variances
Sales	$7,755,495	$6,996,257	11
The Bong Mieu central plant sold 8,084 oz of gold during the 2008 year (at an average realized price of US$883 per ounce) compared to 9,198 oz of gold in the same period last year (at an average realized price of US$708 per ounce).

Cost of sales	6,204,527	5,523,193	12
Costs per ounce of gold produced were higher in the last two quarters of 2008 mainly due to lower recovery rates as a result of high base metal content and processing of development ore.   The 2007 costs per ounce were also considered high due to lower recovery rates and lower mill tonnage.

Amortization	2,630,938	1,925,458	37	Increased as a result of increased investment in Capital Assets.
Management fees and salaries	3,092,628	2,770,770	12	Increased as a result of new expenses for deferred share units issued under a new deferred share unit plan for non-executive directors and higher independently assessed salaries.
Professional fees	397,183	782,058	-49
Decreased as a result of lower regulatory activity and fees in 2008 when compared to 2007 which had more audit and SOX review fees, US registration costs and fees related to the 2007 proposed Zedex merger that was withdrawn.

Travel	644,390	574,569	12	Increase in number of flights taken by senior management to Vietnam and Toronto.
Investor relations and promotion	373,857	527,466	-29	Lower for the 2008 year due to change in marketing plans in the second half of the year to reduce costs.
Stock-based compensation	1,063,160	2,272,717	-53	Increased earlier in 2008 due to the retention of a compensation consultant (see salaries above) however over the year less stock-based compensation has been awarded
Interest expense (income)	(590,313)	(694,985)	-16	Interest income decreased in 2008 due to the decreased cash balance held.
Foreign exchange loss (gain)	$(352,756)	$566,894	162	Exchange gain mainly as a result of the foreign exchange rate fluctuations impacting the value of investments denominated in US dollars.

Olympus Pacific Minerals Inc.

Twelve Months Ended December 31, 2007 Compared to Twelve Months Ended December 31, 2006

The Bong Mieu (VN220) plant went into commercial production effective October 1, 2006, with revenues of CAD$1,644,040 (2,316 oz) in fourth quarter 2006.  A total of 9,198 ounces of gold were sold for proceeds of CAD$6,996,257 during 2007.  During 2006 4,651 oz of gold were sold for proceeds of $2,917,582 of which 2,335 oz with proceeds of $1,469,309 were netted against deferred development costs.

The 2006 results also reflects a deferred exploration cost write off of CAD$438,931 related to properties no longer being pursued by the Company and a CAD$4,280,000 impairment charge against deferred development costs related to the Bong Mieu Central (Ho Gan) mine. During the fourth quarter 2007, management determined that the Bong Mieu Central mine was not going to reach the original estimated future throughput levels, resulting in the estimated undiscounted future cash flows being less than the carrying value of the Bong Mieu Central (Ho Gan) related assets. Consequently, the Company measured and recorded an impairment charge of CAD$4,280,000.    Foreign exchange losses of CAD$566,894 were experienced in 2007 in comparison to foreign exchange gains of CAD$8,865 in 2006 as a result of the instability in exchange rates that occurred between Canada and United States in 2007.   Interest income increased from CAD$272,156 in 2006 to CAD$694,985 in 2007, as the average invested cash balance was significantly higher than 2006 as a result of a private placement in March 2007 and a public offering that closed in August 2007.  Interest expense increased from CAD$23,203 in 2005 to CAD$127,262 in 2006, as a result of the Macquarie financing arrangement.

Twelve Months Ended December 31, 2006 Compared to Twelve Months Ended December 31, 2005

The Bong Mieu (VN220) plant went into commercial production effective October 1, 2006, with revenues of CAD$1,644,040 (2,316 oz) in fourth quarter 2006. After September 30, 2006, the Bong Mieu Central (VN220) mine no longer defers costs net of revenues as the mine is in commercial production. A total of 4,651 ounces of gold were sold for proceeds of $2,917,582 during 2006 of which 2,335 oz with proceeds of $1,469,309 were netted against deferred development costs.

The 2006 results reflect a one off deferred exploration cost write off of CAD$438,931 related to properties no longer being pursued by the Company and a one off CAD$4,280,000 impairment charge against deferred development costs related to the Bong Mieu Central (Ho Gan) mine.   Foreign exchange gains of CAD$9,062 were experienced in 2006 in comparison to foreign exchange gains of CAD$239,626 in 2005 as a result of the stable exchange rates that occurred between Canada and United States in 2006.   Interest income increased from CAD$21,029 in 2005 to CAD$272,156 in 2006, as the average invested cash balance was significantly higher than 2005 as a result of a private placement in March 2006.  Interest expense increased from CAD$23,203 in 2005 to CAD$127,262 in 2006, as a result of the Macquarie financing arrangement.

Government Economic, Fiscal, Monetary or Political Policies or Factors

In order to explore, invest, mine, export or import equipment in Vietnam, the Company goes through a licensing process to obtain the specific licenses.  This can be a lengthy process and, as a result, the Company must include the licensing process into the project plan when determining the time frame of a project.  However, obtaining licenses can take longer than anticipated and could result in additional costs to the Company if delays occur that impact our projects or existing operations.

Olympus Pacific Minerals Inc.

On January 11, 2007, Vietnam became a full member of the World Trade Organization (“WTO”). After becoming a full member of the WTO, various commitments Vietnam has made for joining the WTO will become effective.  These commitments impact a number of areas such as tariffs and duties on goods, foreign service providers’ access to Vietnam, foreign ownership,  reforms on Vietnam’s legal and institutional set up for trade, foreign exchange, commercial business, trading rights, policy making, duties, restrictions, pricing and export restrictions.    The overall changes will further expand Vietnam’s access to the global economy and facilitate doing business in Vietnam.  These reforms have no immediate impact on the Company but would likely make it easier in the future for the Company to conduct its business activities in Vietnam.

5B.	Liquidity and Capital Resources

The Company receives cash for use in exploration, development and future operations mainly from the issuance of common shares, debt financing, exercise of warrants/stock options, investment income generated by its cash position, gold sales and the occasional sale of selected assets.

As at December 31, 2009, the cash and cash equivalents’ balance is $5,718,725 compared to $4,161,735 as at December 31, 2008.   The increase was mainly a result of increased gold sales and the increase in gold price in 2009. In 2008 the Company did not raise any funds by way of equity financing.  In 2009 the company raised US$5,200,000 of funds through newly issued equity.

On June 27, 2007 a US$2 million Non-Revolving Debt Facility with Macquarie Bank Limited of Sydney, Australia was repaid in full.  The Company has not obtained any debt facilities in 2007, 2008 and 2009.

The Company continues with evaluating project funding for the Phuoc Son Dak Sa Underground Project (VN320). The Company has received offers for a range of facilities to develop the high-grade Phuoc Son Mine from various financial institutions who specialize in resource sector debt provisions. Management is of the view that a mixture of partly ‘self funding’, equity and loan finance is the preferred option to finance the Project and believes it will be able to deliver funding in time to progress the project to ‘production on site’ by the end of 2010.

The ability of the Company to continue its growth is dependent upon obtaining the necessary funding and/ or generating funds to continue its exploration and development programs and/or the realization of proceeds from the sale of one or more of its properties and/or assets.

In Vietnam, Bong Mieu and Phuoc Son are able to receive funding from the Company based on loan agreements and the receipt of a Vietnamese State Bank Certificate with respect to foreign loans and repayments.  Any foreign loans must receive a certification of registration of borrowing and repayment with the State Bank of Vietnam.  The total of the foreign loan amounts and legal capital must not exceed the investment capital stated in the investment license.   In the case of Bong Mieu and Phuoc Son, the total of the loans and legal capital are below the stated investment capital of the investment license for each project.

During the year ended December 31, 2009, Olympus spent $3,324,723 on exploration and development expenses and $1,417,444 for acquisition of property, plant and equipment.

5C.	Research and development, patents and licenses, etc

The Company holds an Investment Licence and a Mining Licence covering 30 square kilometres within the Bong Mieu Gold Property area. The Investment Licence area contains three deposits: Bong Mieu Central and Bong Mieu East (open-pit deposits) and Bong Mieu Underground. The Exploration Licence renewal application for the portion of the property not covered by the Mining Licence has been submitted and is being reviewed by the Vietnamese authorities.

Olympus Pacific Minerals Inc.

On January 25, 2006, the Company received the granting of a Mining Licence by the Government of Vietnam to mine and develop its high-grade Dak Sa deposits within the Phuoc Son Gold property area.  The Company is the process of obtaining two additional licenses, the construction license and the import license for mining equipment.

The Company obtained the exploration license for the Phuoc Son property area in January 2008 and is in the process of obtaining the exploration license of the Bong Mieu property.

5D.	Off-Balance Sheet Arrangements

The Company is not engaged in any off-balance sheet arrangements.

5E.	Tabular Disclosure of Contractual Obligations

Tabular Disclosure of Contractual Obligations as at December 31, 2009

Payment Due	Total	Less than one year	Year 2	Year 3	Year 4	Year 5 and thereafter
Capital lease obligations	171,001	171,001	-	-	-	-
Operating leases	628,758	192,242	114,969	114,312	99,235	108,000
Purchase obligations - supplies & services	3,520,340	3,519,480	860	-	-	-
Purchase obligations – capital	-	-	-	-	-	-
Asset retirement obligations	974,726	204,716	179,188	128,243	430,843	31,736
Total	$5,294,825	$4,087,439	$295,017	$242,555	$530,078	$139,736

ITEM 6:	DIVIDEND

The company has not paid any dividends since the date of its Amalgamation and has no present intention of paying dividends on its common shares.  The Company anticipates that it will retain all future earnings and other cash resources for the future operation and development of its business.  Payment of any future dividends will be at the discretion of the Company’s Board of Directors, after taking into account many factors, including the Company’s operating results, financial condition and current and anticipated cash needs.

ITEM 7:	DESCRIPTION OF CAPITAL STRUCTURE

7A.           Common Shares

The company’s authorized capital consists of one class of common shares without par value (the “common shares”).  The Company is authorised to issue an unlimited number of common shares.  Each common share is entitled to one vote.  As at December 31, 2009, a total of 268,458,779 common shares were issued and outstanding.

Olympus Pacific Minerals Inc.

7B.	Common Share Trading Information

The Company’s Shares trade on the Toronto Stock Exchange (“TSX”) in Canada, under the symbol “OYM”.   The initial listing date was effective on the TSX on April 3, 2006.    Prior to April 3, 2006, the Company’s Shares traded on the TSX Venture Exchange in Canada.

Table No. 9 lists the high and low sales prices on the TSX and the TSX Venture Exchange (“TSXV”) for actual trades of the Company’s Shares.  The Company’s Shares commenced trading on the TSX on April 3, 2006 and prior to that they were listed on the TSXV.

TSX and TSX-V Common – Voting Shares Trading Activity
Month and Year	Low (CDN$)	High (CDN$)
February 28, 2010	$0.23	$0.29
January 31, 2010	$0.24	$0.34
December 31, 2009	$0.25	$0.32
November 30, 2009	$0.25	$0.31
October 31, 2009	$0.26	$0.31
September 30, 2009	$0.24	$0.32

Month and Year
October – December 2009	$0.25	$0.32
July – September 2009	$0.20	$0.32
April – June 2009	$0.18	$0.36
January – March 2009	$0.07	$0.21
October – December 2008	$0.04	$0.125
July – September 2008	0.115	0.25
April – June 2008	0.205	0.39
January – March 2008	0.35	0.50

Annual (Fiscal Year):
Ended December 31, 2009	$0.07	$0.36
Ended December 31, 2008	$0.04	$0.50
Ended December 31, 2007	0.40	1.20
Ended December 31, 2006	0.30	0.94
Ended December 31, 2005	0.215	0.45

On April 3, 2006, the Company’s Shares commenced trading its common shares on the Toronto Stock Exchange under the symbol “OYM” and, consequently, no longer trades on TSX Venture Exchange.   The closing price of the Shares on March 30, 2009 was CAD$0.37.

Olympus Pacific Minerals Inc.

Effective March 5, 2008, the Company’s Shares commenced trading on the over the counter bulletin board in the United States under the symbol OLYMF.

The low and high market prices for the Shares, on a quarterly basis, for since March 5, 2008 are as follows:

otc bulletin Board (US $)
Month and Year	Low	High
March 5, 2008- March 31, 2008	0.36	0.40
April – June 2008	0.20	0.38
July – September 2008	0.12	0.25
October – December 2008	0.04	0.12
January – March 2009	0.06	0.16
April – June 2009	0.13	0.35
July – September 2009	0.17	0.34
October – December 2009	0.17	0.35

otc bulletin Board (US $)
Month and Year	Low	High
September 2009	$0.22	$0.34
October 2009	$0.24	$0.30
November 2009	$0.17	$0.30
December 2009	$0.17	$0.35
January 2010	$0.17	$0.35
February 2010	$0.21	$0.35

The closing price of the Shares on the OTC Bulletin Board on March 30 was US$0.36.

Effective February 5, 2010, the Company’s Shares commenced trading on the Australian Securities Exchange under the symbol OYM.

The low and high market prices for the Shares, on a monthly basis, for since February 5, 2010 are as follows:

Australian Securities exchange (a $)
Month and Year	Low	High
Feb. 5 2010 – Feb. 28, 2010	$0.22	$0.26

The closing price of the Shares on the Australian Securities Exchange on March 31 was A$0.34.

Olympus Pacific Minerals Inc.

7C.	Memorandum and Articles of Association

Common shares

The Company is authorized to issue an unlimited number of Common Shares (“Shares”), with no par value.

The holders of the Shares are entitled to one vote per Share at any meeting of the shareholders of the Corporation and to receive, out of all profits or surplus available for dividends, any dividend declared by the Corporation on the Shares. Any dividend declaration by the Company will require consent from Macquarie Bank as indicated in the MLB facility agreement which is described in detail under Item 5B.   In the event of liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, holders of Shares are entitled to receive the remaining property of the Corporation.  All shares presently outstanding are duly authorized, validly issued and fully paid.  Shares have no preference, conversion, exchange, pre-emptive or cumulative voting rights.

Provisions as to the modification, amendment or variation of such rights and provisions are contained in the Business Companies Act (Ontario) (the “Act”) and the regulations promulgated there under. Certain fundamental changes to the articles of the Company will require the approval of two-thirds of the votes cast on a resolution submitted to a special meeting of the Company’s shareholders called for the purpose of considering the resolution. These items include (i) an amendment to the provisions relating to the outstanding capital of the Company, (ii) a sale of all or substantially all of the assets of the Company, (iii) an amalgamation of the Company with another company, other than a subsidiary, (iv) a winding-up of the Company, (v) a continuance of the Company into another jurisdiction, (vi) a statutory court approved arrangement under the Act (essentially a corporate reorganization such as an amalgamation, sale of assets, winding-up, etc.), and (vii) a change of name.

Although the Act does not specifically impose any restrictions on the repurchase or redemption of shares, under the Act a corporation cannot repurchase its shares or declare dividends if there are reasonable grounds for believing that (a) the corporation is, or after payment would be, unable to pay its liabilities as they become due, or (b) after the payment, the realizable value of the corporation’s assets would be less than the aggregate of (i) its liabilities and (ii) its stated capital of all classes of its securities.  Generally, stated capital is the amount paid on the issuance of a share.

Articles and By-laws

The following presents a description of certain terms and provisions of the Company’s articles and by-laws.

General
The Company was incorporated in the Province of Ontario on July 4, 1951 under the name of Meta Uranium Mines Limited.  The Company’s name was changed to Metina Developments Inc. on August 24, 1978 and then continued from Ontario into British Columbia under Company Act (B.C.) under the name Olympus Holdings Ltd.  on November 5, 1992 under No. C-435269.   The name was then changed to Olympus Pacific Minerals Inc. on November 29, 1996 and the Company was continued from B.C. into the Yukon under the Business Corporations Act (Yukon) on November 17, 1997 under No. 26213.    The Company was continued from the Yukon into a Canadian Business Corporation under the Canadian Business Corporations Act (CBCA) on July 13, 2006 under Certificate of Continuance Number 659785-8.

The Company’s corporate objectives and purpose are unrestricted.

Directors
Pursuant to section 3.12 of the by-laws of the Company (the “By-Laws”) and section 120(1) of the Canada Business Corporation Act  (the "CBCA"), a director or an officer of the Company shall disclose to the Company, in writing or by requesting to have it entered in the directors’ meeting minutes or the directors’ committee meeting minutes, the nature and extent of any interest that he or she has in a material contract or material transaction, whether made or proposed, with the Company, if the director or officer: (a) is a party to the contract or transaction; (b) is a director or an officer, or an individual acting in a similar capacity, of a party to the contract or transaction; or (c) has a material interest in a party to the contract or transaction.  Section 3.12 of the By-Laws also provides that such a director or officer shall not vote on any resolution to approve such a contract or transaction except as provided under the CBCA.   Section 120(5) of the CBCA permits such a director to vote on any resolution to approve a contract or transaction if it: (a) relates primarily to his or her remuneration as a director, officer, employee or agent of the Company or an affiliate; (b) is to indemnify or insure a current or former director or officer, or another individual who acts or has acted at the Company’s request as a director or officer, or an individual acting in a similar capacity, of another entity; or (c) is with an affiliate.

Olympus Pacific Minerals Inc.

If a quorum of directors is present, the directors are entitled to vote compensation to themselves. Section 125 of the CBCA provides that subject to the By-Laws, the articles or a unanimous shareholder agreement, the directors may fix the remuneration of directors, officers and employees of the Company.  Section 3.13 of the By-Laws provides that the directors shall be paid such remuneration for their services as the board of directors may from time to time determine.

Section 189 of the CBCA provides that unless the By-Laws, the articles or a unanimous shareholder agreement provide otherwise, the directors may, without authorization of the shareholders: (a) borrow money on the credit of the Company; (b) issue, reissue, sell or pledge debt obligations of the Company; (c) give a guarantee on behalf of the Company to secure the performance of an obligation of any person; and (d) mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Company, owned or subsequently acquired, to secure any obligation of  the Company.

There are no provisions in the By-Laws or the CBCA relating to the retirement or non-retirement of directors under an age limit requirement.  Pursuant to section 105(2) of the CBCA, a director need not be a shareholder.  Pursuant to section 3.3 of the By-Laws and section 105(3) of the CBCA, at least twenty-five per cent of the directors of the Company must be resident Canadians.  However, if the Company has less than four directors, at least one director must be a resident Canadian.  Section 102(2) of the CBCA requires that the Company shall have no fewer than three directors, at least two of whom are not officers or employees of the Company or of any of the Company's affiliates.

Annual and special meetings

The annual meeting and special meetings of shareholders are held at such time and place as the board of directors shall determine.   Notice of meetings is sent out to shareholders not less than 10 days or more than 50 days before the date of such meeting. All shareholders at the record date are entitled to notice of the meeting and have the right to attend the meeting. The directors stand for reelection at staggered intervals.

There are no provisions in either the Company’s Articles of Incorporation or Bylaws that would have the effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company or its subsidiary, except for one of our provisions that limits how many directors may be appointed between annual meetings which could delay a change of control.  There are no by-law provisions governing the ownership threshold above which shareholder ownership must be disclosed.

Olympus Pacific Minerals Inc.

ITEM 8:	DIRECTORS AND OFFICERS

8A.	Name, Occupation and Security Holding

At March 31, 2010 the Company’s executive officers and directors were as follows:

Directors and Senior Management at March 31, 2010

Name	Title	Date of Birth	Date of First Election or Appointment	Term of Office of the Directors
David A. Seton	Executive Chairman, Chief Executive Officer and Director	Dec. 13, 1955	Aug. 23, 1996	3 year
Jon Morda	Director	Jan. 13, 1952	Aug. 16, 2005	3 years
John A.G. Seton	Director	Jan. 10, 1963	July 7, 1999	2 years
T. Douglas Willock	Director	Jan. 8, 1953	Feb. 16, 2006	2 years
Les Robinson	Director	Aug 31, 1960	Dec 17, 2009	3 years
Peter Tiedemann	Chief Financial Officer	Sept 18,1942	July 25, 2006	n/a
Charles Barclay	Chief Operating Officer	Dec. 18, 1950	July 13, 2006	n/a
Jane Bell	VP - Finance	July 27, 1967	Dec. 17, 2009	n/a
Russell Graham	VP - Finance Vietnam	May 21, 1965	Aug. 6, 2007	n/a
Paul Seton	VP – Commercial Development	Oct 10, 1953	Dec. 17, 2009	n/a
Louis Montpellier	Corporate Secretary	Nov 13, 1953	Mar. 17, 2008	n/a

Jim Hamilton	VP – Investment Relations	Oct. 7, 1951	Aug. 16, 2005

A brief education and relevant work history of the Directors and Management follows:

David A. Seton, Chairman of the Board of Directors, Chief Executive Officer

Mr. David Seton has been affiliated with the Company in various capacities since 1996.  He has served as Chairman of the Board of Directors since August 23, 1996 and as the Company’s Chief Executive Officer since November 17, 2005.  He is responsible for the overall coordination of Olympus' strategic planning as Executive Chairman, Chief Executive Officer and Director of Olympus. Mr. Seton has also served as a director or managing director of a number of companies listed on the New Zealand and Australian Stock Exchanges in both the mining and non-mining industries.  He has seventeen years business experience in Vietnam and over 25 years in the mining industry.  David Seton is the brother of John Seton.

Jon Morda, Director

Jon Morda has a Bachelor of Arts degree from the University of Toronto (1975) and is a member of the Institute of Chartered Accountants of Ontario (1980). He has over 20 years' experience in the mining industry, with several positions as Chief Financial Officer of mineral exploration and gold producing companies listed on the Toronto Stock Exchange. Mr. Morda is presently Chief Financial Officer of Alamos Gold Inc. in Toronto, a mineral exploration and gold producing company listed for trading on the Toronto Stock Exchange.

John A.G. Seton, Director

John Seton, a lawyer, is a former President of Olympus Pacific, and has extensive business experience in Vietnam, serving at one time as Chairman of the Vietnam/New Zealand Business Council. He is or has been a director of a number of companies listed on the Australian Stock Exchange and the New Zealand Stock Exchange.  He is currently the chairman of The Mud House Wine Group Limited and chairman and director of Australian-listed Zedex Minerals Limited and a Director of New Zealand-listed SmartPay Limited.  John Seton is the brother of David Seton.

Olympus Pacific Minerals Inc.

T.  Douglas Willock, Director

Douglas Willock has over 20 years of experience in the investment banking industry having co-led the Canadian mining groups of National Bank Financial (formerly, Lévesque Beaubien Geoffrion Inc.) and Deutsche Bank Securities Inc.  He was a vice-president of Scotia Capital Markets and an assistant vice-president at CIBC World Markets.  Doug is currently the President and Chief Executive Officer and a Director of Polar Star Mining Corporation, a TSX Venture listed company.  From May 2001 to December 2006, he acted for Exall Resources Limited (now known as Gold Eagle Mines Ltd.), initially as Vice President, Corporate Development and later as a Director.  Doug has a Bachelor of Arts (History) from the University of British Columbia and a Masters of Business Administration from the Richard Ivey School of Business at the University of Western Ontario.

Peter Tiedemann, Chief Financial Officer

Peter Tiedemann has been involved in various capacities with the Company since July 25, 2006.  He received a Bachelor of Commerce degree from the University of Auckland and has considerable financial and consulting experience spanning some 40 years. His involvement with chief financial officer responsibilities has covered a wide range of companies including Fortune 500 corporations: Canon NZ, Pitney Bowes NZ and DRG New Zealand Ltd.  Peter spends about 80% of his time on Olympus Pacific Minerals Inc.  Peter is a partner in Tiedemann & Partners and a director of Wholesale Products Trading Limited, both private enterprises.  Tiedemann & Partners provides business consulting to clients and Wholesale Products Trading Limited performs non-mining joint venture and project management services.

Charles Barclay, Chief Operating Officer

Charles Barclay is a former member of the association of Mine Managers of South Africa. He has 35 years experience in the gold mining sector, of which 25 years have been in senior management roles in developing and ‘third world’ jurisdictions.  Since leaving the role of COO of Emperor Mines, Fiji, in 2000, he has worked in Malaysia and Papua New Guinea as an independent consultant designing mines and constructing one before joining Olympus in February 2006.

Paul Seton, Senior VP – Commercial

Paul Seton has been involved in Vietnam related investment and resources since 1991. A former resident of Hanoi as executive director for NZ listed Iddison Group Vietnam Limited, Mr Seton has been responsible for negotiating a number of investment and exploration or mining licences in Vietnam. He holds or has held directorships in and has been Chairman of a number of Vietnam licensed joint venture enterprises.

Jane Bell, VP – Finance

Ms. Bell has a Bachelor of Commerce degree from Lincoln University. She obtained her CA designation with the NZ institute of Chartered Accountants in 1989. Ms. Bell spent 8 years in compliance work with KPMG in New Zealand and the Cayman Islands, leaving as business services manager. Since then she has been involved in a management capacity with a number of organisations dealing with corporate finance, regulation and governance. Jane has in conjunction with her finance roles been the Company Secretary for several companies and has for 15 years served on or reported to corporate Boards.

Louis Montpellier, Corporate Secretary

Mr. Montpellier is partner in the Canadian law firm of Gowling Lafleur Henderson LLP and has been a legal advisor to the mining industry with over 25 years experience in structuring mineral exploration and development companies. Mr. Montpellier is identified in the Lexpert/American Lawyer Guide to the Leading 500 Lawyers in Canada, the Lexpert Guide to the Leading 100 Industry Specialists in Canada, Who’s Who Legal, the International Who’s Who of Mining Lawyers, and The Best Lawyers in Canada, as one of Canada's leading mining lawyers. Mr. Montpellier also has direct experience in the mineral exploration and development business and in its related mergers and acquisitions transactions.

James Hamilton, Vice President- Investment Relations

James Hamilton has an Ontario Associate Diploma in Agriculture from the University of Guelph (1972). He has 30 years' experience in sales and marketing and has held several senior sales positions throughout his career. Prior to joining the Company, he was Sales Manager for UAP Canada Inc. where he led sales and marketing efforts for this agribusiness company. Mr. Hamilton spent several years in the Canadian potash industry and was the Canadian Sales Manger for the Potash Co. of America, Div. Rio Algom Ltd. from 1983 through 1993. Mr. Hamilton also served the Potash Corporation of Saskatchewan from 1978 to 1983 as their Eastern Canadian Sales Manager. James was active with his industry association serving, The Canadian Fertilizer Institute (CFI) as Chairman of the Transportation Committee and Vice Chairman for one term.  Mr. Hamilton has been affiliated with the Company since 2005.

Olympus Pacific Minerals Inc.

Russell Graham, Vice President Finance - Vietnam

Russell Graham received his B. Comm. (Accounting Major) from University of Otago, Dunedin, NZ in 1987.  He went on to receive his chartered accountancy designation from the Institute of Chartered Accounts NZ in 1991 and completed a Post Graduate Diploma in Business in 2003 – 2005 (University of Auckland, NZ).  Russell spent 1992 to 1999 in the United Kingdom gaining valuable experience in finance control, management of inter-company operating expenses and, upon leaving Schroder Investment Management Ltd. UK in 1999, he was Manager, Business Area Profitability.  Russell served four years as Business Manager in Auckland NZ where he managed a medical and surgical portfolio.  He has been affiliated with the Company since August 6, 2007.

Shareholdings of Directors and Senior Management at March 31, 2010

Title of Class	Name of Beneficial Owner	Shares of Common Stock (“Shares”) Held	Options Vested or Vesting within 60 days	Beneficial Ownership	Percent of Class
Common	David A. Seton(1)	-	9,105,490	9,105,490	2.61%
Common	John A. G. Seton(2)	5,797,105	3,125,000	8,922,105	2.56%
Common	Jon Morda	19,500	530,000	549,500	0.16%
Common	T. Douglas Willock	91,000	659,000	750,000	0.21%
Common	Peter Tiedemann	1,087,732	2,274,684	3,362,416	0.96%
Common	Les Robinson	2,362,005	666,667	3,028,672	0.87%
Common	Charles Barclay	1,152,066	2,466,351	3,618,417	1.04%
Common	Jane Bell	399,999	590,198	990,197	0.28%
Common	Paul Seton	130,530	2,701,227	2,831,757	0.81%
Common	Russell Graham	769,552	874,263	1,643,815	0.47%
Common	Louis Montepellier	-	450,000	450,000	0.13%
Common	Jim Hamilton	929,262	1,024,263	1,953,525	0.56%

Olympus Pacific Minerals Inc.

Stock Options Outstanding 0f Directors & Senior Management as at March 31, 2010

Name	Number of Common-voting Shares	Exercise Price	Grant Date	Expiration Date
		[CDN $]
David A. Seton	1,000,000	0.32	Aug 31, 2005	Aug 31, 2010
	1,000,000	0.32	Sept 29, 2005	Sept 29, 2010
	3,000,000	0.75	Mar 5, 2007	Mar 5, 2012
	1,809,000	0.40	Jun 18, 2008	Jan 1, 2013
	722,872	0.12	Jan 2, 2009	Jan 2, 2014
	1,573,618	0.40	Jan 4, 2010	Dec 31, 2014
John A. G. Seton	500,000	0.32	Aug 31, 2005	Aug 31, 2010
	1,000,000	0.75	Mar 5, 2007	Mar 5, 2012
	625,000	0.5742	Jan 12, 2010	Jun 15, 2012
Leslie Robinson	500,000	0.40	Jan 4, 2010	Dec 31, 2014
	166,667	0.87278	Jan 12, 2010	Apr 30, 2012
Jon Morda	180,000	0.32	Aug 31, 2005	Aug 31, 2010
	350,000	0.65	Mar 5, 2007	Mar 5, 2012
T. Douglas Willock	159,000	0.55	Feb 16, 2006	Feb 16, 2011
	500,000	0.65	Mar 5, 2007	Mar 5, 2012
Peter Tiedemann	100,000	0.51	Jul 18, 2006	Jul 18, 2011
	1,000,000	0.65	Mar 5, 2007	Mar 5, 2012
	208,333	0.5742	Jan 12, 2010	Apr 30, 2012
	426,000	0.40	Jun 12, 2008	Jan 1, 2013
	170,088	0.12	Jan 2, 2009	Jan 2, 2014
	370,263	0.40	Jan 4, 2010	Dec 31, 2014
Charles Barclay	500,000	0.36	Jan 25, 2006	Jan 25, 2011
	500,000	0.43	Nov 3, 2006	Nov 3, 2011
	500,000	0.65	Aug 15, 2007	Aug 15, 2012
	426,000	0.40	Jun 18, 2008	Jan 1, 2013
	170,088	0.12	Jan 2, 2009	Jan 2, 2014
	370,263	0.40	Jan 4, 2010	Dec 31, 2014
Paul Seton	555,394	0.40	Jan 4, 2010	Dec 31, 2014
	1,000,000	0.40	Jan 4, 2010	Dec 31, 2014
Jane Bell	104,167	0.45936	Jan 12, 2010	Sep 29, 2011
	104,167	0.91872	Jan 12, 2010	Apr 30, 2012
	104,167	0.80388	Jan 12, 2010	Sep 28, 2013
	277,697	0.40	Jan 4, 2010	Dec 31, 2014
James Hamilton	150,000	0.32	Nov 22, 2005	Nov 22, 2010
	150,000	0.65	Aug 15, 2007	Aug 15, 2012
	319,000	0.40	Jun 13, 2008	Jan 1, 2013
	127,566	0.12	Jan 2, 2009	Jan 2, 2014
	277,697	0.40	Jan 4, 2010	Dec 31, 2014
Louis Montpellier	250,000	0.62	May 1, 2008	May 1, 2013
	200,000	0.12	Jan 2, 2009	Jan 2, 2014
Russell Graham	150,000	0.65	Aug 15, 2007	Aug 15, 2012
	319,000	0.40	Jun 13, 2008	Jan 1, 2013
	127,566	0.12	Jan 2, 2009	Jan 2, 2014
	277,697	0.40	Jan 4, 2010	Dec 31, 2014

Olympus Pacific Minerals Inc.

8B.	Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No Director or executive officer of the Company is, as at the date of this AIF, or was within 10 years before the date of this SAIF, a director, chief executive officer or chief financial officer of any company (including the Company), that:

1.
Was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

2.
Was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No Director or executive officer of the Company, and no shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

1.
Is, as at the date of this AIF, or has been within the 10 years before the date of this AIF, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

2.
Has, within 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Penalties or Sanctions

No director or executive officer of the Company or a shareholder holding a sufficient number of common shares of the Company to affect materially the control of the Company has been subject to:

1.
Any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

2.	Any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

The foregoing, not being within the knowledge of the Company, has been furnished by the respective directors, executive officers and shareholders holding a sufficient number of securities of the Company to affect materially the control of the Company.

8C.           Conflicts of Interest

Certain directors and officers of the Company are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties.  These associations with other public companies in the resource sector may give rise to conflicts of interest from time to time.  The directors and officers of the company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest that they may have in a contract or transaction if the contract or transaction is material to the Company, the Company has entered, or proposes to enter into the contract or transaction, and either the director or officer has a material interest in the contract or transaction or the director or officer is a director or officer of, or has a material interest in, a corporation that has a material interest in the contract or transaction.  If a conflict of interest arises at a meeting of the board of directors, any director in a conflict is required to disclose his interest and abstain from voting on such matter.  In determining whether the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

Olympus Pacific Minerals Inc.

ITEM 9:	BOARD PRACTICES

The directors are serving staggered terms with terms ranging between one and three years.   Zedex had the right to nominate two directors.  Zedex had nominated John Seton.  John Seton was the executive Chairman of Zedex, Zedex amalgamated with Olympus on December 17, 2009.

The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Olympus’ audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company. The current members of the Audit Committee, each of whom is independent, are as follows:  Jon Morda (Chairman), Leslie Robinson, and T. Douglas Willock.

The Company’s Compensation Committee is comprised of three independent directors: T. Douglas Willock (Chairman), Leslie Robinson and Jon Morda.

Corporate Governance Committee is comprised of Leslie Robinson (Chairman), John Seton and T. Douglas Willock.

The Company’s Nominating Committee is comprised of Leslie Robinson (Chairman), T. Douglas Willock, John Seton

The Company’s Independent Committee established for the purpose and term of the Zedex Minerals Limited Amalgamation is comprised of T. Douglas Willock (Chairman) and Jon Morda.

ITEM 10:	AUDIT COMMITTEE

10A.	Audit Committee Financial Expert

The Company’s Audit Committee is independent and all members are considered financially literate under Canadian regulatory standards.  The Audit Committee is composed of Jon Morda, Leslie Robinson and T. Douglas Willock.    The Company considers that the Audit Committee has at least one member, Jon Morda, who would be considered a financial expert.

10B.	Code of Ethics

The Company has a Code of Business Conduct and Ethics that was approved by the Company’s Board of Directors on September 19, 2006 which is posted on the following websites: www.olympuspacific.com and www.sedar.com

Refer to Exhibit 3.19 for the Code of Business Conduct and Ethics.

10C.	Principal Accountant Fees and Services

The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years are as follows:

Financial Year Ending	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
2009	$247,000 – $272,000	$355,671	Nil	Nil
2008	$125,000	Nil	Nil	Nil

(1)	The aggregate audit fees billed.
(2)
The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements which are not included under the heading “Audit Fees”.

(3)	The aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning.
(4)	The aggregate fees billed for products and services other than as set out under the headings “Audit Fees”, “Audit Related Fees” and “Tax Fees”.

Olympus Pacific Minerals Inc.

The Audit Committee must  approve in advance any non-audit related services provided by the auditor to the Company, and the fees for such services, with a view to ensure independence of the Auditor, and in accordance with applicable regulatory standards, including applicable stock exchange requirements with respect to approval of non-audit related services performed by the auditors; and as necessary, taking or recommending that the Board take appropriate action to oversee the independence of the auditors.

ITEM 11:	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

11A.	Major Shareholders

To the knowledge of the directors and senior officers of the Company, the following are the only persons or companies who beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 5% of the Company’s outstanding Shares, at March 31 2010:

Name	No. of Shares		Percentage
Dragon Capital Group Limited Ho Chi Minh City, Vietnam	98,419,184	(1)	30.05%

Notes:
(1)
Of these securities 39,369,227 shares are registered in the name of Vietnam Growth Fund Limited, 19,708,500 shares are registered in the name of Vietnam Enterprise Investments Limited, 13,000,000 are registered in the name of Vietnam Resource Investment (Holdings) Limited, 16,131,874 are registered in the name of Vietnam Dragon Fund Limited, 1,270,000 shares are registered in the name of Dragon Capital Markets Limited, 200,000 shares are registered in the name of Dragon Capital Management Limited and 8,739,583 are registered as Chess Depository Interests (CDI’s) and traded on the Australian Securities Exchange.

Management of the Company is unaware of who the beneficial owners of Dragon Capital Group Limited (“Dragon Capital”) are. Based upon information contained on its website, www.dragoncapital.com, Dragon Capital is an investment group focused exclusively on Vietnam’s capital markets.  Management is unaware of who are the beneficial owners of the Company’s Shares owned by Dragon Capital.

Beginning in October 2004, the Dragon Capital Group Limited started to acquire Shares in the Company and continued to increase its ownership over 2005 and 2006, resulting in an ownership percentage of 39.05% as at September 30, 2006.  As a result of the Company’s share issuances since December 31, 2006, the percentage ownership by the Dragon Capital Group Limited of the Company had decreased to 33% at December 31, 2007.  In March 2008 the Dragon Capital Group Limited acquired a further 13,000,000 of the Company’s ordinary shares in a private arrangement bringing their percentage ownership to 38.6%.   In January 2010 Dragon was issued 8,739,583 Olympus shares in exchange for their holding in Zedex Minerals Limited under the terms of the Zedex/Olympus Amalgamation.  These were issued as Chess Depository Interests and are available for trade on the Australian Securities Exchange.  This changed their ownership to 30.05%.

At March 31, 2010, there were no arrangements, the operation of which could result in a change of control. All shareholders have the same voting rights with respect to the Shares.

11B.	Related Party Transactions

During the year ended December 31, 2009 the Company entered into the following transactions with related parties:

(a)
Paid or accrued $916,409 in 2009 for management fees and $390,048 in 2009 in reimbursement of expenses incurred on behalf of the Company to companies controlled by officers of the Company.   The companies that were paid for management fees and reimbursement of expenses include the following:   Orangue Holdings Limited associated with David Seton; Momentum Resources International Pty Ltd associated with Colin Patterson; Action Management Limited associated with Charles Barclay; Wholesale Products Trading Limited associated with Peter Tiedemann; and Cawdor Holdings Limited associated with Russell Graham.  Expenses that were reimbursed include the following costs: airfare, accommodation, meals, car rental, telecommunications, computer, training courses, conferences and licenses.   All of these management and consulting fees have been disclosed in “Item 6. B Directors, Senior Management, and Employees. Compensation.”

Olympus Pacific Minerals Inc.

(b)
Paid or accrued $184,852 in 2009 for consulting and legal fees.   The companies that were paid for consulting fees include the following:  Jura Trust (“Jura”) associated with John Seton, a director of the Company; Claymore Law (“Claymore”) where John Seton is a principal. The services provided are not under contract as the consulting and legal services are provided on an ad hoc basis based on requests by the Company.  These fees have been included in “Item 6. B Directors, Senior Management, and Employees. Compensation.” for John Seton under “All Other Compensation.”

(c)
On January 1, 2006, Zedex Minerals Limited (Zedex) (a significant shareholder of the Company at the time) was assigned the 2% gross production royalty, on the Bong Mieu sales, less incremental costs when Ivanhoe assigned to Zedex all its rights, title and interest in and to the debt, gross production royalties and royalty agreement.  Refer to Exhibit 3.16.  The Company paid or accrued $128,746 in 2009 for royalties to Zedex, a shareholder of the Company.   The royalty is calculated as 2% of the net sales amount equal to the revenues for gold and silver less refining and delivery costs.  As a result of the amalgamation of Zedex Minerals Limited and Olympus Pacific Minerals Ltd, Olympus Pacific Minerals Inc. no longer has an obligation to pay the 2 percent royalty from December 17, 2009.

(d)
As part of the amalgamation with Zedex, Olympus advanced $1,563,753 in funds in December to enable settlement of creditors at year end.  The balance advanced to Zedex and its subsidiaries at December 31, 2009 is recognised in Accounts Receivable.

These transactions were in the normal course of operation and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.  These transactions were equivalent to terms agreed upon in similar transactions with non-affiliated parties.

ITEM 12:	LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Company has no material legal proceedings to which it is a party as at March 31, 2010.

ITEM 13:	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as set forth herein and other than transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, none of the directors or executive officers of the Company, any shareholder directly or indirectly beneficially owning, or exercising control or direction over, shares carrying more than 10% of the voting rights attached to the shares of the Company, nor an associate or affiliate of any of the foregoing persons has since 1 January 2007 (being the commencement of the Company’s third most recently completed financial year) any material interest, direct or indirect, in any transactions that materially affected or would materially affect the Company or any of its subsidiaries.

ITEM 14:	TRANSFER AGENT AND REGISTRAR

The Company’s registrar and transfer agent, Computershare Investor Services Inc., is located at 9th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J2Y1

ITEM 15:	MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business or described in this AIF, the Company has not entered into any material contracts during the most recently completed financial year, except as described below.

1.
On November 10, 2009 the Company announced its intention to merge with Zedex Minerals Limited (“Zedex”).  At a Special General Meeting of Zedex’s shareholders held on December 17, 2009 Zedex’s shareholders approved the merger by overwhelming majority. Under the terms of the merger Zedex’s shareholders received one share of the Company for every 2.4 Zedex shares owned, resulting in an issuance on January 25, 2010 of 54,226,405 new common shares in Olympus and the redistribution of 65,551,043 common shares in Olympus which were formerly held by Zedex.  Management of the Company believes that the merger will (i)  lead to corporate and operating synergies, particularly at the management and senior staff levels, (ii) facilitate development of Zedex’s Bau Gold Project, (iii) advance the development of the Company’s Bong Mieu and Phuoc Son operations, (iv) simplify the existing capital structures of each company in as much as each company owns shares in the other, and (v)  simplify the ownership structures of the various assets they each own interests in.

Olympus Pacific Minerals Inc.

Zedex management staff were provided with contracts with Olympus.  Mr. Leslie Robinson, director of Zedex, was appointed to the Board of Olympus on December 17, 2009.  Mr. Rodney Murfitt, formerly Chief Geologist for Zedex, became Group Exploration Manager for Olympus. Mr. Paul Seton, formerly CEO of Zedex, became Senior Vice President Commercial for Olympus and Ms. Jane Bell (previously Baxter), formerly CFO and Company Secretary for Zedex, became Vice president Finance for Olympus.

All costs associated with the amalgamation have been expensed during the year, these being recorded in professional and consulting fees in the consolidated statement of operations and comprehensive loss.

On January 12, 2010 the Company issued 4,395,835 options to former Zedex Option holders in partial consideration of the amalgamation of Zedex and Olympus NZ.  These exchange options are valued using a Black-Scholes calculation at $362,650 and will be included in the total consideration.  Further as a result of the exchange of Zedex options for Olympus options, which vest immediately and have various exercise prices and dates, an additional value of approximately $215,262 will be expensed in stock based compensation expense.

2.
In March 2010 the Company entered into a Securities Purchase Agreement with an independent investor for the issue of CAD$10,000,000 and a maximum of CAD$12,750,000 of Units.  The funds will be used in the establishment of a processing plant at Phuoc Son.  Each Unit consist of: (i) a nine (9%) percent subordinated unsecured convertible promissory note of the Company in the aggregate principal amount of CAD $0.84, which is convertible into shares of the Company’s common stock, with no par value at CAD $0.42 per share, and (ii) two (2) separate common stock purchase warrants, the first of which is fully vested and immediately exercisable for the purchase one share of Common Stock at an exercise price of CAD $0.50 per share and the second of which is exercisable for the purchase of two shares of Common Stock at an exercise price of CAD $0.42 per share.

ITEM 16:	INTERESTS OF EXPERTS

Ernst & Young LLP prepared an audit report with respect to the Company’s financial statements for the years ended December 31, 2009 and 2008.  Neither Ernst & Young LLP, nor any partner, employee or consultant of Ernst & Young LLP, involved in the preparation of such report, is known by the Company to hold any securities of the Company.

ITEM 17:	ADDITIONAL INFORMATION

Additional information relating to the Company is available under the Company’s profile on the SEDAR website at www.sedar.com  Financial information relating to the Company is provided in the Company’s comparative consolidated financial statements and management’s discussion and analysis for the most recent fiscal year.

Additional information, including directors and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Company’s information circular dated April 6, 2008 for its Annual and General meeting of shareholders held on May 29, 2009, and once completed, more updated information will be available in its information circular for its upcoming Annual and General meeting of shareholders to be held on May 11, 2010.